Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205390
333-205390-01
333-205390-02

PROSPECTUS

$3,650,000,000

EXCHANGE OFFER FOR

$ 500,000,000 1.750% NOTES DUE 2018

FOR

A LIKE PRINCIPAL AMOUNT OF OUTSTANDING

1.750% NOTES DUE 2018

$500,000,000 2.500% NOTES DUE 2020

FOR

A LIKE PRINCIPAL AMOUNT OF OUTSTANDING

2.500% NOTES DUE 2020

$400,000,000 3.000% NOTES DUE 2022

FOR

A LIKE PRINCIPAL AMOUNT OF OUTSTANDING

3.000% NOTES DUE 2022

$1,000,000,000 3.500% NOTES DUE 2025

FOR

A LIKE PRINCIPAL AMOUNT OF OUTSTANDING

3.500% NOTES DUE 2025

$650,000,000 4.250% NOTES DUE 2035

FOR

A LIKE PRINCIPAL AMOUNT OF OUTSTANDING

4.250% NOTES DUE 2035

$600,000,000 4.375% NOTES DUE 2045

FOR

A LIKE PRINCIPAL AMOUNT OF OUTSTANDING

4.375% NOTES DUE 2045

The J. M. Smucker Company is offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange an aggregate principal amount of up to (i) $500,000,000 of our 1.750% Notes due 2018 (the “2018 exchange notes”) for an equal principal amount of our outstanding 1.750% Notes due 2018 (the “2018 old notes”), (ii) $500,000,000 of our 2.500% Notes due 2020 (the “2020 exchange notes”) for an equal principal amount of our outstanding 2.500% Notes due 2020 (the “2020 old notes”), (iii) $400,000,000 of our 3.000% Notes due 2022 (the “2022 exchange notes”) for an equal principal amount of our outstanding 3.000% Notes due 2022 (the “2022 old notes”), (iv) $1,000,000,000 of our 3.500% Notes due 2025 (the “2025 exchange notes”) for an equal principal amount of our outstanding 3.500% Notes due 2025 (the “2025 old notes”), (v) $650,000,000 of our 4.250% Notes due 2035 (the “2035 exchange notes”) for an equal principal amount of our outstanding 4.250% Notes due 2035 (the “2035 old notes”), and (vi) $600,000,000 of our 4.375% Notes due 2045 (the “2045 exchange notes” and together with the 2018 exchange notes, the 2020 exchange notes, the 2022 exchange notes, the 2025 exchange notes and the 2035 exchange notes, the “exchange notes”) for an equal principal amount of our outstanding 4.375% Notes due 2045 (the “2045 old notes” and together with the 2018 old notes, the 2020 old notes, the 2022 old notes, the 2025 old notes and the 2035 old notes, the “old notes”). The exchange notes will represent the same debt as the old notes and we will issue the exchange notes under the same indenture as the old notes.

The exchange offer expires at 5:00 p.m., New York City time, on September 22, 2015, unless extended.

Terms of the Exchange Offer

•	We will issue exchange notes for all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•	The terms of the exchange notes are identical in all material respects (including principal amount, interest rate, maturity and redemption rights) to the old notes for which they may be exchanged, except that the exchange notes generally will not be subject to transfer restrictions or be entitled to registration rights and the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

•	Certain of our subsidiaries, which are the same subsidiaries that guarantee our old notes, will guarantee our obligations under the exchange notes, including the payment of principal of, premium, if any, and interest on the notes. These guarantees of the exchange notes will be unsecured, unsubordinated obligations of the subsidiary guarantors. Certain additional subsidiaries may be required to guarantee the exchange notes, and the guarantees of the subsidiary guarantors will terminate, in each case in the circumstances described under “Description of the Exchange Notes and Guarantees.”

•	The exchange of old notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. See the discussion under the caption “Certain U.S. Federal Income Tax Considerations.”

•	There is no existing market for the exchange notes to be issued, and we do not intend to apply for listing or quotation on any securities exchange or market.

See “Risk Factors” beginning on page 9 for a discussion of the factors you should consider in connection with the exchange offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The accompanying letter of transmittal relating to the exchange offer states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will use commercially reasonable efforts to amend or supplement this prospectus in order to expedite or facilitate the disposition of any exchange notes by such broker-dealers. See “Plan of Distribution.”

The date of this prospectus is August 24, 2015.

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In this prospectus, unless we indicate otherwise or the context requires, “we,” “us,” “our,” “Smucker,” and the “Company,” refer to The J. M. Smucker Company (and not its consolidated subsidiaries), including the Subsidiary Guarantors (as hereinafter defined); the term “Subsidiary Guarantors” refers to those subsidiaries of Smucker that guarantee the exchange notes and the old notes; and “notes” refers to the old notes and the exchange notes collectively.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date printed on the front of this prospectus.

Information Incorporated by Reference

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those publicly filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus or a prospectus supplement. Accordingly, we incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this prospectus and prior to the termination of the offering under this prospectus (excluding in each case information deemed to be furnished and not filed with the SEC):

•	Annual Report on Form 10-K for the year ended April 30, 2015, filed on June 25, 2015;

•	Definitive Proxy Statement on Schedule 14A, filed on July 1, 2015; and

•	Current Reports on Form 8-K, filed on March 23, 2015 (other than Exhibit 99.4), June 30, 2015, July 9, 2015, July 15, 2015 and August 13, 2015 and on Form 8-K/A, filed on August 19, 2015.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all of the documents we incorporate by reference in this prospectus, other than any exhibit to any of those documents, unless we have specifically incorporated that exhibit by reference into the information this prospectus incorporates. You may request copies by writing or telephoning us at the following address:

The J. M. Smucker Company

One Strawberry Lane

Orrville, OH 44667-0280

(330) 682-3000

To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than September 15, 2015. In the event that we extend the exchange offer, you must submit your request at least five business days before the expiration date of the exchange offer, as extended. We may extend the exchange offer in our sole discretion. See “Exchange Offer” for more detailed information.

Except as expressly provided above, no other information is incorporated by reference into this prospectus.

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Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-4 under the Securities Act that registers the exchange notes that will be offered in exchange for the old notes. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the exchange notes. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. The public may read and copy any reports or other information that we file with the SEC at the SEC’s public reference room, 100 F Street NE, Washington, D.C. 20549-2521. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. In addition, the Company makes available, free of charge through its website at www.jmsmucker.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (including related amendments) as soon as reasonably practicable after they have been electronically filed with (or furnished to) the SEC.

Neither the information on the Company’s website, nor the information on the website of any Smucker business, is incorporated by reference in this prospectus, or in any other filings with, or in any other information furnished or submitted to, the SEC.

Forward-Looking Information

This prospectus, including information incorporated by reference into this prospectus, contains forward-looking statements within the meaning of the federal securities laws. The forward-looking statements may include statements concerning our current expectations, estimates, assumptions, and beliefs concerning future events, conditions, plans and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “expect,” “anticipate,” “believe,” “intend,” “will,” “plan,” and similar phrases.

Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. We are providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements, as such statements are by nature subject to risks, uncertainties, and other factors, many of which are outside of our control and could cause actual results to differ materially from such statements and from our historical results and experience. These risks and uncertainties include, but are not limited to, those set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended April 30, 2015, as well as the following:

•	our ability to successfully integrate acquired and merged businesses in a timely and cost-effective manner and retain key suppliers, customers, and employees;

•	our ability to achieve synergies and cost savings related to the Big Heart acquisition in the amounts and within the time frames currently anticipated;

•	our ability to generate sufficient cash flow to meet our deleveraging objectives within the time frames currently anticipated;

•	a change in outlook or downgrade in our public credit ratings by a rating agency below investment grade;

•	our ability to obtain any required financing on a timely basis and on acceptable terms;

-iii-

•	volatility of commodity markets from which raw materials, particularly green coffee beans, peanuts, soybean oil, wheat, milk, corn, sugar, poultry meal, and soybean meal, are procured and the related impact on costs;

•	risks associated with derivative and purchasing strategies we employ to manage commodity pricing risks, including the risk that such strategies could result in significant losses and adversely impact our liquidity;

•	crude oil price trends and their impact on transportation, energy, and packaging costs;

•	the availability of reliable transportation, which may be affected by the cost of fuel, regulations affecting the industry, labor shortages, service failures by third-party service providers, accidents, or natural disasters, on acceptable terms;

•	our ability to successfully implement and realize the full benefit of price changes that are intended to ultimately fully recover cost, including the competitive, retailer, and consumer response, and the impact of the timing of the price changes to profits and cash flow in a particular period;

•	the success and cost of introducing new products and the competitive response;

•	the success and cost of marketing and sales programs and strategies intended to promote growth in our businesses;

•	general competitive activity in the market, including competitors’ pricing practices and promotional spending levels;

•	the impact of food security concerns involving either our products or our competitors’ products;

•	the impact of accidents, extreme weather, and natural disasters, including crop failures and storm damage;

•	the concentration of certain of our businesses with key customers and suppliers, including single-source suppliers of certain key raw materials, such as packaging for our Folgers® coffee products, and finished goods, such as K-Cup® pods, and the ability to manage and maintain key relationships;

•	the loss of significant customers, a substantial reduction in orders from these customers, or the bankruptcy of any such customer;

•	the timing and amount of capital expenditures and share repurchases;

•	impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in useful lives of other intangible assets;

•	the impact of new or changes to existing governmental laws and regulations and their application;

•	the impact of future legal, regulatory, or market measures regarding climate change;

•	the outcome of current and future tax examinations, changes in tax laws, and other tax matters, and their related impact on our tax positions;

•	foreign currency and interest rate fluctuations;

•	political or economic disruption;

•	other factors affecting share prices and capital markets generally; and

•	risks related to other factors described under “Risk Factors” in other reports and statements we have filed with the Securities and Exchange Commission.

Readers are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this prospectus. We do not undertake any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

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Market and Industry Data

We obtained the market and certain other data used in this prospectus and the information incorporated by reference herein from our own research, surveys or studies conducted by third parties and industry or general publications, and other publicly available sources. Industry and general publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources. As a result, you should be aware that the industry and market data included in this prospectus and the information incorporated by reference herein, and estimates and beliefs based on that data, may not be reliable. We cannot guarantee the accuracy or completeness of any such information.

-v-

Summary

This summary highlights information that is contained elsewhere in this prospectus. It does not contain all the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including the information in the section entitled “Risk Factors” and our financial statements and the related notes thereto and other financial data included elsewhere in this prospectus or incorporated by reference into this prospectus.

Our Company

The J. M. Smucker Company was established in 1897 and was incorporated in Ohio in 1921, and is often referred to as Smucker’s (a registered trademark). We operate principally in one industry, the manufacturing and marketing of branded food products on a worldwide basis, although the majority of our sales are in the U.S. Our operations outside the U.S. are principally in Canada, although products are exported to other countries as well. Net sales outside the U.S., subject to foreign currency exchange, represented 8% of consolidated net sales for 2015. Our branded food products include a strong portfolio of trusted, iconic, market-leading brands that are sold to consumers through retail outlets in North America.

We have four reportable segments: U.S. Retail Coffee, U.S. Retail Consumer Foods, U.S. Retail Pet Foods, and International, Foodservice, and Natural Foods. The U.S. Retail Coffee segment primarily represents the domestic sales of Folgers® and Dunkin’ Donuts® branded coffee; the U.S. Retail Consumer Foods segment primarily includes domestic sales of Jif®, Smucker’s®, Pillsbury® and Crisco® branded products; the U.S. Retail Pet Foods segment primarily includes domestic sales of Meow Mix®, Milk-Bone®, Kibbles ‘n Bits®, Natural Balance®, 9Lives®, Pup-Peroni®, Gravy Train®, and Nature’s Recipe® branded products; and the International, Foodservice, and Natural Foods segment is comprised of products distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, lodging, schools and universities, health care operators), and natural foods stores and distributors. The U.S. retail market segments in total comprised over 75% of 2015 consolidated net sales and represent a major portion of our strategic focus—the sale of branded food products with leadership positions to consumers through retail outlets in North America. The International, Foodservice, and Natural Foods segment represents sales outside of the U.S. retail market segments.

We are the owner of all trademarks referenced herein, except for the following, which are used under license: Pillsbury is a trademark of The Pillsbury Company, LLC; and Dunkin’ Donuts is a registered trademark of DD IP Holder, LLC. Dunkin’ Donuts brand is licensed to us for packaged coffee products, including K-Cup® pods, sold in retail channels such as grocery stores, mass merchandisers, club stores, and drug stores. Information in this document does not pertain to Dunkin’ Donuts coffee or other products for sale in Dunkin’ Donuts restaurants. K-Cup® is a trademark of Keurig Green Mountain, Inc., used with permission.

On March 23, 2015, we completed the acquisition of Big Heart Pet Brands (“Big Heart”), a leading producer, distributor, and marketer of premium-quality, branded pet food and pet snacks in the U.S. The cash and stock transaction was valued at $5.9 billion, which included the assumption of $2.6 billion in debt that we refinanced at closing. We issued 17.9 million shares of our common stock to the shareholders of Blue Acquisition Group, Inc., Big Heart’s parent company, and paid $1.2 billion in cash, subject to a working capital adjustment. After the closing of the transaction on March 23, 2015, we had approximately 120.0 million common shares outstanding. We funded the non-equity portion of the acquisition through the combination of a $1.8 billion bank term loan and $3.7 billion in long-term notes.

Company Information

Our principal executive offices are located at One Strawberry Lane, Orrville, Ohio 44667, our telephone number is (330) 684-3838, and our website is www.jmsmucker.com. Information on our website is not a part of, and we are not incorporating the contents of our website into, this prospectus.

Summary Terms of the Exchange Offer

Set forth below is a brief summary of some of the principal terms of the exchange offer. In this summary of the offering, “we,” “us,” “our,” “Smucker,” and the “Company” refer only to The J. M. Smucker Company and any successor obligor, and not to any of its subsidiaries. You should also read the information in the section entitled “Exchange Offer” later in this prospectus for a more detailed description and understanding of the terms of the notes.

The Exchange Offer	We are offering to exchange up to (i) $500,000,000 in aggregate principal amount of our 2018 exchange notes for an equal principal amount of our 2018 old notes, (ii) $500,000,000 in aggregate principal amount of our 2020 exchange notes for an equal amount of our 2020 old notes, (iii) $400,000,000 in aggregate principal amount of our 2022 exchange notes for an equal principal amount of our 2022 old notes, (iv) $1,000,000,000 in aggregate principal amount of our 2025 exchange notes for an equal principal amount of our 2025 old notes, (v) $650,000,000 in aggregate principal amount of our 2035 exchange notes for an equal principal amount of our 2035 old notes, and (vi) $600,000,000 in aggregate principal amount of our 2045 exchange notes for an equal principal amount of our 2045 old notes.

Expiration of The Exchange Offer; Withdrawal of Tender	The exchange offer will expire at 5:00 p.m., New York City time, on September 22, 2015, or a later date and time to which we may extend it. We do not currently intend to extend the expiration of the exchange offer. You may withdraw your tender of old notes in the exchange offer at any time before the expiration of the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to you promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange. The exchange offer is subject to customary conditions, which we may waive. See “Exchange Offer—Conditions” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Notes	To tender old notes held in book-entry form through the Depository Trust Company, or “DTC,” you must transfer your old notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program, or “ATOP” system. In lieu of delivering a letter of transmittal to the exchange agent, a computer-generated message, in which the holder of the old notes acknowledges and agrees to be bound by the terms of the letter of transmittal, must be transmitted by DTC on behalf of a holder and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. In all other cases, a letter of transmittal must be manually executed and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date.

By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes to be received by you will be acquired in the ordinary course of your business;

•	you have no arrangement, intent or understanding with any person to participate in the distribution of the exchange notes (within the meaning of the Securities Act);

•	you are not engaged in and do not intend to engage in a distribution of the exchange notes (within the meaning of the Securities Act);

•	you are not our “affiliate” (as defined in Rule 405 under the Securities Act); and

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, you will deliver or make available a prospectus in connection with any resale of the exchange notes.

Special Procedures for Beneficial Owners	If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you want to tender old notes in the exchange offer, you should contact the registered owner promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. See “Exchange Offer—Procedures for Tendering.”

Guaranteed Delivery Procedures	If you wish to tender your old notes, and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your old notes under the procedures described under “Exchange Offer—Guaranteed Delivery Procedures.”

Consequences of Failure to Exchange	Any old notes that are not tendered in the exchange offer, or that are not accepted in the exchange, will remain subject to the restrictions on transfer. Since the old notes have not been registered under the U.S. federal securities laws, you will not be able to offer or sell the old notes except under an exemption from the requirements of the Securities Act or unless the old notes are registered under the Securities Act. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the old notes under the U.S. federal securities laws. See “Exchange Offer—Consequences of Failure to Tender.”

Certain U.S. Federal Income Tax Considerations	The exchange of old notes for exchange notes in the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Transferability	Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes will generally be freely transferable by holders after the exchange offer without further compliance with the registration and prospectus delivery requirements of the Securities Act (subject to certain representations required to be made by each holder of old notes, as set forth under “Exchange Offer—Procedures for Tendering”). However, any holder of old notes who:

•	is one of our “affiliates” (as defined in Rule 405 under the Securities Act),

•	does not acquire the exchange notes in the ordinary course of business,

•	distributes, intends to distribute, or has an arrangement or understanding with any person to distribute the exchange notes as part of the exchange offer, or

•	is a broker-dealer who purchased old notes from us in the initial offering of the old notes for resale pursuant to Rule 144A or any other available exemption under the Securities Act,

will not be able to rely on the interpretations of the staff of the SEC, will not be permitted to tender old notes in the exchange offer and, in the absence of any exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Our belief that transfers of exchange notes would be permitted without registration or prospectus delivery under the conditions described above is based on SEC interpretations given to other, unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to our exchange offer. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.

Each broker-dealer that receives exchange notes for its own account under the exchange offer in exchange for old notes that were acquired by the broker-dealer as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer.

Exchange Agent	U.S. Bank National Association is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth under “Exchange Offer—Exchange Agent.”

Summary Terms of the Exchange Notes

Set forth below is a brief summary of some of the principal terms of the exchange notes. In this summary of the offering, “we,” “us,” “our,” “Smucker,” and the “Company” refer only to The J. M. Smucker Company and any successor obligor, and not to any of its subsidiaries. You should also read the information in the section entitled “Description of the Exchange Notes and Guarantees” later in this prospectus for a more detailed description and understanding of the terms of the exchange notes.

The exchange notes will be identical in all material respects to the old notes for which they have been exchanged, except:

•	the offer and sale of the exchange notes will have been registered under the Securities Act, and thus the exchange notes generally will not be subject to the restrictions on transfer applicable to the old notes or bear restrictive legends,

•	the exchange notes will not be entitled to registration rights, and

•	the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

Issuer	The J. M. Smucker Company

Securities Offered	$500,000,000 aggregate principal amount of 1.750% Notes due 2018.

$500,000,000 aggregate principal amount of 2.500% Notes due 2020.

$400,000,000 aggregate principal amount of 3.000% Notes due 2022.

$1,000,000,000 aggregate principal amount of 3.500% Notes due 2025.

$650,000,000 aggregate principal amount of 4.250% Notes due 2035.

$600,000,000 aggregate principal amount of 4.375% Notes due 2045.

Stated Maturity Date	The 2018 exchange notes will mature on March 15, 2018.

The 2020 exchange notes will mature on March 15, 2020.

The 2022 exchange notes will mature on March 15, 2022.

The 2025 exchange notes will mature on March 15, 2025.

The 2035 exchange notes will mature on March 15, 2035.

The 2045 exchange notes will mature on March 15, 2045.

Interest	The 2018 exchange notes will accrue interest at a rate of 1.750% per year. The 2020 exchange notes will accrue interest at a rate of 2.500% per year. The 2022 exchange notes will accrue interest at a rate of 3.000% per year. The 2025 exchange notes will accrue interest at a rate of 3.500% per year. The 2035 exchange notes will accrue interest at a rate of 4.250% per year. The 2045 exchange notes will accrue interest at a rate of 4.375% per year.

The exchange notes will accrue interest from March 20, 2015, or from the most recent date to which interest has been paid or provided for, until maturity or earlier redemption.

Interest Payment Dates	March 15 and September 15 of each year, commencing September 15, 2015.

Optional Redemption	We may redeem the exchange notes in whole at any time or in part from time to time at the applicable redemption price as described in the section entitled “Description of the Exchange Notes and Guarantees—Optional Redemption.”

Mandatory Offers to Purchase	Within 30 days following any change of control triggering event, the Company will be required to make an offer to purchase all outstanding notes at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest, if any, to, but excluding, the date of purchase. See “Description of the Exchange Notes and Guarantees—Repurchase at the Option of the Holders of Notes upon a Change of Control Triggering Event.”

Guarantees	The exchange notes will be fully and unconditionally guaranteed, jointly and severally, on an unsecured and unsubordinated basis by each of the Company’s subsidiaries that guarantees (a) its revolving credit facility, or (b) certain existing or future indebtedness of the Company or its subsidiaries in a principal amount equal to or greater than $120,000,000, which subsidiaries are currently J.M. Smucker LLC and The Folgers Coffee Company. See “Description of the Exchange Notes and Guarantees—Subsidiary Guarantees.”

A subsidiary’s guarantee (each, a “guarantee”) of the exchange notes is subject to automatic and unconditional release under certain circumstances, including, among other things, the substantially simultaneous release of the guarantee by such subsidiary guarantor under all of (a) our revolving credit facility, our term loan credit agreement and our senior public notes (as defined below) and (b) any future credit, loan or borrowing facility or any indenture, note purchase agreement or similar agreement by us or any of our subsidiaries providing, in each case, for the incurrence of indebtedness for money borrowed in a principal amount equal to or greater than $120 million, other than through discharges as a result of payment by such guarantor on such guarantees (but including any release or discharge that would be conditioned only on the release or discharge of the guarantee of the notes or of such other debt). See “Description of the Exchange Notes and Guarantees—Subsidiary Guarantees.”

Ranking	The exchange notes and the guarantees will be unsecured, unsubordinated obligations of the Company and the applicable subsidiary guarantor, respectively, and will:

•	rank equally in right of payment to all of the Company’s and the applicable subsidiary guarantor’s respective existing and future unsecured unsubordinated indebtedness;

•	rank senior in right of payment to all of the Company’s and the applicable subsidiary guarantor’s existing and future subordinated indebtedness that is subordinated in right of payment to the exchange notes or the applicable subsidiary guarantee, respectively;

•	be effectively subordinated to all of the Company’s and its subsidiaries’ existing and future secured indebtedness to the extent of the value of the Company’s assets and the assets of the Company’s subsidiaries securing such indebtedness; and

•	be structurally subordinated to all of the existing and future indebtedness and other liabilities of the Company’s non-guarantor subsidiaries.

Certain Indenture Provisions	The indenture governing the notes will contain covenants that restrict the Company’s ability and the ability of its restricted subsidiaries, with certain exceptions, to:

•	incur debt for borrowed money secured by liens on certain assets;

•	engage in certain sale and leaseback transactions; and

•	sell all or substantially all of the Company’s or any subsidiary guarantor’s assets or merge or consolidate with or into other companies.

See “Description of the Exchange Notes and Guarantees—Covenants.”

Absence of a Public Market for The Exchange Notes	The exchange notes generally are freely transferable but are also new securities for which there is not initially a market. Accordingly, there can be no assurance as to the development or liquidity of any market for the exchange notes.

Risk Factors	See “Risk Factors” beginning on page 9 for a discussion of some of the key factors you should carefully consider before deciding to exchange your old notes for exchange notes.

Risk Factors

You should consider carefully various risks, including those described below and all of the information about risks included in the documents incorporated by reference in this prospectus, including under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended April 30, 2015 along with the information provided elsewhere in this prospectus. These risks could adversely and materially affect our ability to meet our obligations under the exchange notes, and you, under the circumstances described in this section, could lose all or part of your investment in, and fail to achieve the expected return on, the exchange notes.

The risks and uncertainties described below and incorporated by reference into this prospectus are not the only ones that we face. Additional risks and uncertainties, including those generally affecting the industry in which we operate, risks that are unknown to us or that we currently deem immaterial and risks and uncertainties generally applicable to companies that have recently undertaken transactions similar to this offering, may also impair our business, the value of your investment and our ability to pay interest on, and repay or refinance, the exchange notes.

For a discussion of risks relating to our business, see “Risk Factors” in Part 1, Item 1A, in our Annual Report on Form 10-K for the fiscal year ended April 30, 2015, which is incorporated by reference herein. The risk factors described below and the risks relating to our business incorporated by reference herein could materially impact our business, financial condition and results of operations.

Risks Related to The Exchange Notes and This Exchange Offer

The exchange notes and the guarantees will be unsecured and effectively subordinated to our and our subsidiary guarantors’ existing and future secured indebtedness and structurally subordinated to any existing or future indebtedness and other liabilities of the Company’s non-guarantor subsidiaries (including the subsidiaries of the subsidiary guarantors).

The exchange notes and the guarantees will be unsecured, unsubordinated obligations of the Company and each subsidiary guarantor, respectively, ranking equally in right of payment to all of the Company’s or the applicable subsidiary guarantor’s respective existing and future unsecured, unsubordinated indebtedness but will be effectively subordinated to all of the Company’s and its subsidiaries’ existing and future secured indebtedness to the extent of the value of the Company’s assets and the assets of the Company’s subsidiaries securing such indebtedness and will be structurally subordinated to all of the existing and future indebtedness and other liabilities of the Company’s non-guarantor subsidiaries. The indenture governing the exchange notes and the guarantees will permit the Company and its subsidiaries to incur certain secured debt. If the Company or any of the subsidiary guarantors incur any secured debt, the assets and the assets of our subsidiaries securing such debt will be subject to prior claims by secured creditors. In the event of the Company’s or any of the subsidiary guarantor’s bankruptcy, liquidation, reorganization or other winding up, any assets of such entity that secure debt will be available to pay obligations on the exchange notes only after all debt secured by those assets has been repaid in full. Holders of the exchange notes will participate in the remaining assets of the Company or the applicable subsidiary guarantor, respectively, ratably with all of such entity’s unsecured, unsubordinated creditors, including trade creditors.

In addition, if the Company or any subsidiary guarantor incurs any additional debt that ranks equally with the exchange notes or the subsidiary guarantees, respectively, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of the Company or the applicable subsidiary guarantor, and, under the terms of the intercreditor agreement described herein, the holders of certain debt guaranteed by the Company’s subsidiaries will be entitled to share ratably with you in any payments made to any holders of such guaranteed debt upon any event of default in respect of such indebtedness or upon the making of a demand on any such guarantee. This may have the effect of reducing the amount of proceeds paid to you.

Our credit ratings may not reflect all risks of your investment in the exchange notes.

Any credit ratings assigned to the exchange notes will be limited in scope and will not address all material risks relating to an investment in the exchange notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of a rating may be obtained from the rating agency. There can be no assurance that credit ratings will remain in effect or that a rating will not be lowered, suspended or withdrawn by the rating agency if, in the rating agency’s judgment, circumstances so warrant. Agency credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could affect the market value of the exchange notes and increase our corporate borrowing costs.

The indenture does not limit the amount of indebtedness that the Company and its subsidiaries may incur.

The indenture under which the exchange notes will be issued does not limit the amount of indebtedness (other than certain secured indebtedness) that the Company and its subsidiaries may incur. Our incurrence of additional debt may have important consequences for you as a holder of the exchange notes, including making it more difficult for the Company and the subsidiary guarantors to satisfy their obligations with respect to the exchange notes and the guarantees, a loss in the market value of your exchange notes and a risk that the credit rating of the exchange notes is lowered or withdrawn.

The terms of the indenture and the exchange notes provide only limited protection against significant corporate events that could adversely impact your investment in the exchange notes.

While the indenture and the exchange notes contain terms intended to provide protection to the holders of the exchange notes upon the occurrence of certain events involving significant corporate transactions, such terms will be limited and may not be sufficient to protect your investment in the exchange notes. The definition of the term “change of control triggering event” (as defined in “Description of the Exchange Notes and Guarantees—Repurchase at the Option of the Holders of Notes upon a Change of Control Triggering Event”) does not cover a variety of transactions (such as acquisitions by us or recapitalizations) that could affect the value of your exchange notes. If we were to enter into a significant corporate transaction that would negatively affect the value of the exchange notes but would not constitute a change of control triggering event, we would not be required to offer to repurchase your exchange notes prior to their maturity.

Furthermore, the indenture for the exchange notes does not, among other things:

•	require us to maintain any specified financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity;

•	limit our ability to incur indebtedness (other than certain secured indebtedness);

•	restrict our non-guarantor subsidiaries’ ability to issue securities or otherwise incur indebtedness or other obligations that would be senior to our equity interests in such subsidiaries and therefore rank effectively senior to the exchange notes with respect to the assets of such subsidiaries;

•	limit the ability of our subsidiaries to service our other indebtedness;

•	restrict our ability to repurchase or prepay any of our other securities or other indebtedness; or

•	restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the exchange notes.

The Company and its subsidiaries may have very few, if any, properties that are principal properties under the indenture.

The indenture governing the exchange notes includes covenants that will, among other things, limit the Company’s ability and the ability of certain of its subsidiaries to create or permit to exist mortgages on and other liens and enter into sale and leaseback transactions with respect to certain principal properties. However, as of the date of this prospectus, the Company and its subsidiaries have very few properties that constitute principal properties under the indenture.

The Company’s board of directors has broad discretion to determine that a property is not a principal property and therefore not subject to certain covenants in the indenture.

The indenture governing the exchange notes includes covenants that will, among other things, limit the Company’s ability and the ability of certain of the Company’s subsidiaries to create or permit to exist mortgages on and other liens and enter into sale and leaseback transactions with respect to principal properties. The indenture provides that a principal property means any manufacturing or processing plant or facility, warehouse, office facility or distribution center that is located within the continental United States owned by the Company or certain limited subsidiaries of the Company, having a net book value which, on the date the determination as to whether a property is a principal property is being made, is in excess of 2% of the Company’s consolidated net tangible assets. The Company’s board of directors (or any duly authorized committee of the Company’s board of directors) by resolution may create an exception by declaring that a plant or facility, together with all other plants and facilities previously so declared, is not of material importance to the total business conducted by the Company and the subsidiaries of the Company as an entirety and therefore such property is not a principal property.

The Company may not have sufficient funds to purchase the exchange notes upon a change of control triggering event.

Holders of the exchange notes may require us to purchase their exchange notes upon a change of control triggering event as defined under “Description of the Exchange Notes and Guarantees—Repurchase at the Option of the Holders of Exchange Notes upon a Change of Control Triggering Event.” The Company cannot assure you that the Company will have sufficient financial resources, or will be able to arrange sufficient financing, to pay the purchase price of the exchange notes, particularly if a change of control event triggers a similar repurchase requirement for, or results in the acceleration of, our other then-existing debt. The Company’s failure to purchase the exchange notes as required under the indenture governing the exchange notes would result in an event of default under the indenture, which could have material adverse consequences for us and the holders of the exchange notes. See “Description of the Exchange Notes and Guarantees—Repurchase at the Option of the Holders of Exchange Notes upon a Change of Control Triggering Event.”

The trustee, on behalf of the noteholders, has entered into a joinder to the intercreditor agreement among the trustee under the Company’s senior public notes and the administrative agent under the Company’s revolving credit facility and term loan credit agreement, which may reduce your recovery under the notes.

In connection with the issuance of the old notes, the trustee entered into a joinder to an intercreditor agreement among the administrative agent under the Company’s revolving credit facility, the administrative agent under the Company’s term loan credit agreement and the trustee under the Company’s senior public notes. In addition, it is possible that the holders of debt of the Company or its subsidiaries after the date hereof could be joined to the intercreditor agreement in the future. Under the intercreditor agreement, each party thereto has agreed that any payment of any kind received by such party, on account of any of the guarantees made by the Company’s subsidiaries of the obligations under its revolving credit facility, term loan credit agreement, the indenture with respect to the senior public notes and any other future debt made a party to the intercreditor agreement from any guarantor is to be distributed among such parties, equally and ratably in accordance with the respective amounts of such obligations. See “Description of the Exchange Notes and Guarantees—Guarantees and Intercreditor Agreement.”

While the intercreditor agreement is designed to ensure that the parties thereto share ratably in any payments under guarantees or any set-off amounts, no assurance can be given that the holders of the exchange notes offered hereby will not recover less than they otherwise would have recovered had the notes not been subject to the intercreditor agreement.

If the guarantees are deemed fraudulent conveyances or preferential transfers, a court may subordinate or void them.

If, under relevant federal and state fraudulent transfer and conveyance statutes, in a bankruptcy or reorganization case or a lawsuit by or on behalf of unpaid creditors of our company, a court were to find that, at the time any subsidiary guarantor incurred a guarantee:

•	the subsidiary guarantor did so with the intent of hindering, delaying or defrauding current or future creditors, or received less than reasonably equivalent value or fair consideration for incurring the guarantee; and

•	the subsidiary guarantor:

•	was insolvent or was rendered insolvent by reason of the incurrence of the indebtedness constituting the guarantee;

•	was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured; or

•	was a defendant in an action for money damages, or had a judgment for money damages entered against it if, in either case, after final judgment the judgment is unsatisfied;

the court could void or subordinate the applicable guarantee to currently existing and future indebtedness of the subsidiary guarantor, and take other action detrimental to the holders of the exchange notes including, under certain circumstances, invalidating the applicable guarantee.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in the relevant legal proceeding. Generally, however, a subsidiary guarantor would be considered insolvent if, at the time such subsidiary guarantor incurs the indebtedness constituting the guarantee either:

•	the sum of its debts, including contingent liabilities, is greater than its assets, at a fair valuation; or

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured.

We cannot give you any assurance as to what standards a court would use to determine whether a subsidiary guarantor was solvent at the relevant time or, regardless what standard was used, whether the applicable guarantee would not be avoided on another of the grounds described above.

The guarantees of the exchange notes by the subsidiary guarantors may be released upon the occurrence of certain events.

The Company’s subsidiaries that provide, or will provide, guarantees of the exchange notes will be automatically and unconditionally released from such guarantees upon the occurrence of certain events, including the following:

•	with respect to each series of exchange notes, the Company’s exercise of the defeasance provisions of the indenture described under “Description of the Exchange Notes and Guarantees—Satisfaction, Discharge and Covenant Defeasance” in respect of such series of exchange notes;

•

with respect to all series of exchange notes, upon the issuance, sale, exchange, transfer or other disposition (including through merger, consolidation, amalgamation or otherwise) of the capital stock of the applicable subsidiary guarantor (including any issuance, sale, exchange, transfer or other disposition following which the applicable subsidiary guarantor is no longer a subsidiary) if such issuance, sale, exchange, transfer or other disposition is made in a manner not in violation of the indenture; or

•	with respect to all series of exchange notes, upon the substantially simultaneous release or discharge of the guarantee by such subsidiary guarantor of all of our primary senior indebtedness as described under “Description of the Exchange Notes and Guarantees—Subsidiary Guarantees.”

If any such subsidiary guarantee is released, no holder of the exchange notes will have a claim as a creditor against the applicable subsidiary, and the indebtedness and other liabilities of such subsidiary will be structurally senior to the claim of any holders of the exchange notes. See “Description of the Exchange Notes and Guarantees—Subsidiary Guarantees.”

There may be no active trading markets for the exchange notes, and, if one develops, it may not be liquid.

The exchange notes will constitute new issues of securities for which there is no established trading market. We do not intend to apply for listing of the exchange notes on any national securities exchange or for inclusion of the exchange notes on any automated dealer quotation system. Trading markets for the exchange notes may not develop, or if markets for the exchange notes were to develop, the exchange notes may trade at a discount from their original offering prices, depending upon many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition. There can be no assurance as to the development or liquidity of any market for the exchange notes, the ability of the holders to sell their exchange notes or the prices at which the holders would be able to sell their exchange notes.

The Company and certain of its subsidiaries will have substantial debt obligations that could restrict their operations and prevent the Company and the subsidiary guarantors from fulfilling their respective obligations under the exchange notes and guarantees.

As of April 30, 2015, the Company had approximately $6.2 billion of short-term borrowings and long-term debt.

We may also incur additional indebtedness in the future. Our substantial indebtedness could have adverse consequences, including:

•	making it more difficult for us to satisfy our financial obligations, including the Company and the subsidiary guarantors’ obligations with respect to the exchange notes and the guarantees, respectively;

•	increasing our vulnerability to adverse economic, regulatory and industry conditions, and placing us at a disadvantage compared to our competitors that are less leveraged;

•	limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	limiting our ability to borrow additional funds for working capital, capital expenditures, acquisitions and general corporate or other purposes; and

•	exposing us to greater interest rate risk to the extent that the interest rate on the applicable borrowings is variable.

Our debt service obligations will require us to use a portion of our operating cash flow to pay interest and principal on indebtedness instead of for other corporate purposes, including funding future expansion of our business and ongoing capital expenditures, which could impede our growth. If our operating cash flow and capital resources are insufficient to service our debt obligations, including the exchange notes, we may be forced to sell assets, seek additional equity or debt financing or restructure our debt, which could harm our long-term business prospects. Our failure to comply with the terms of any existing or future indebtedness could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt, including the exchange notes.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on, and to refinance, our indebtedness, including the exchange notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control.

Our business may not generate sufficient cash flow from operations, and we may not have available to us future borrowings in an amount sufficient to enable us to pay our indebtedness, including the exchange notes, or to fund our other liquidity needs. In these circumstances, we may need to refinance all or a portion of our indebtedness, including the exchange notes, on or before maturity. Any refinancing of our debt could be at higher interest rates and may require make-whole payments and compliance with more onerous covenants, which could further restrict our business operations. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

•	our financial condition at the time;

•	restriction in the agreements governing our indebtedness, including the indenture governing the exchange notes; and

•	the condition of the financial markets and the industry in which we operate.

As a result, we may not be able to refinance any of our indebtedness, including the exchange notes, on commercially reasonable terms or at all. Without this financing, we could be forced to sell assets to make up for any shortfall in our payment obligations under unfavorable circumstances. In addition, we may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations, including our obligations under the exchange notes.

The market prices of the exchange notes may be volatile.

The market prices of the exchange notes will depend on many factors that may vary over time, some of which are beyond our control, including:

•	our financial performance;

•	the amount of indebtedness we have outstanding;

•	market interest rates;

•	the market for similar securities;

•	competition;

•	the size and liquidity of the markets for the exchange notes; and

•	general economic conditions.

As a result of these factors, you may only be able to sell your exchange notes at prices below those you believe to be appropriate, including prices below the price you paid for them.

Any decline in our corporate credit ratings or the rating of the exchange notes could adversely affect the value of the exchange notes.

Any decline in the ratings of our corporate credit or the exchange notes or any indications from the rating agencies that their ratings on our corporate credit or the exchange notes are under surveillance or review with possible negative implications could adversely affect the values of the exchange notes. Subsequent to our announcement regarding the Big Heart acquisition and the financing thereof, on February 3, 2015, S&P lowered our corporate credit rating one notch to BBB, with a stable outlook, and Moody’s downgraded our senior unsecured debt rating two notches to Baa2, with a stable outlook. Although we do not expect this to have a significant impact on our liquidity or ability to access additional liquidity in the future, any future ratings downgrade or an indication from the rating agencies that their ratings are under surveillance or review could adversely affect our ability to access capital and the value of the exchange notes.

The Company’s credit ratings may not reflect all risks of your investment in the exchange notes.

Any credit ratings assigned or that will be assigned to the exchange notes are limited in scope, and do not address all material risks relating to an investment in the exchange notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the applicable rating agencies, if, in such rating agency’s judgment, circumstances so warrant.

Agency credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in the Company’s or the exchange notes’ credit ratings, including any announcement that its ratings are under further review for a downgrade, could affect the market value of the exchange notes and increase our corporate borrowing costs.

You may not receive the exchange notes in the exchange offer if the exchange offer procedures are not properly followed.

We will issue the exchange notes in exchange for your old notes only if you properly tender the old notes before expiration of the exchange offer. Neither we nor the exchange agent are under any duty to give notification of defects or irregularities with respect to the tenders of the old notes for exchange. If you are the beneficial holder of old notes that are held through your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such notes in the exchange offer, you should promptly contact the person through whom your old notes are held and instruct that person to tender on your behalf.

Broker-dealers may become subject to the registration and prospectus delivery requirements of the Securities Act and any profit on the resale of the exchange notes may be deemed to be underwriting compensation under the Securities Act.

Any broker-dealer that acquires exchange notes in the exchange offer for its own account in exchange for old notes which it acquired through market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the exchange notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

If you do not exchange your old notes, they may be difficult to resell.

It may be difficult for you to sell old notes that are not exchanged in the exchange offer, since any old notes not exchanged will continue to be subject to the restrictions on transfer described in the legend on the global security representing the outstanding old notes. These restrictions on transfer exist because we issued the old notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. Generally, the old notes that are not exchanged for exchange notes will remain restricted securities. Accordingly, those old notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Selected Financial Data

The following selected historical consolidated financial information for each of the years ended April 30, 2015, 2014, 2013, 2012 and 2011 and has been derived from our consolidated financial statements. Our audited consolidated financial statements for each of the years ended April 30, 2015, 2014 and 2013, are included in our Form 10-K, filed June 25, 2015, which is incorporated by reference herein.

You should read all of the information presented below with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the notes thereto, included in our Annual Report on Form 10-K for the year ended April 30, 2015, which is incorporated by reference in this prospectus. Results for prior periods may not be indicative of results that may be achieved in future periods.

	Years ended April 30,
(In millions, except per share data)	2015	2014	2013	2012	2011
Statements of Income
Net Sales	$5,692.7	$5,610.6	$5,897.7	$5,525.8	$4,825.7
Gross profit	1,968.7	2,031.0	2,027.6	1,845.2	1,798.5
Operating income	772.0	919.0	910.4	778.3	784.3
Net income	344.9	565.2	544.2	459.7	479.5
Financial Position
Cash and cash equivalents	125.6	153.5	256.4	229.7	319.8
Total assets	16,882.6	9,060.2	9,024.1	9,106.5	8,322.1
Total debt	6,170.9	2,216.3	2,010.1	2,061.8	1,301.5
Shareholders’ equity	7,086.9	5,029.6	5,148.8	5,163.4	5,292.3
Share Data
Weighted-average shares outstanding	103,691,978	104,332,241	108,827,897	113,263,951	118,165,751
Weighted-average shares outstanding- assuming dilution	103,697,261	104,346,587	108,851,153	113,313,567	118,276,086
Dividends declared per common share	$2.56	$2.32	$2.08	$1.92	$1.68
Earnings per Common Share
Net income	$3.33	$5.42	$5.00	$4.06	$4.06
Net income-assuming dilution	3.33	5.42	5.00	4.06	4.05

Ratio of Earnings to Fixed Charges

The following table below presents Smucker’s ratio of earnings to fixed charges for the years ended April 30, 2015, 2014, 2013, 2012, and 2011. For purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges, less capitalized interest. Fixed charges consist of interest expense plus capitalized interest and the portion of rental expense which is representative of interest expense. For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense. The information set forth below should be read together with our financial statements, including the notes thereto, included in our Form 10-K for the year ended April 30, 2015, filed June 25, 2015, which is incorporated by reference into this prospectus.

	Year ended April 30,
	2015	2014	2013	2012	2011
Ratio of earnings to fixed charges	5.8x	9.1x	7.8x	7.6x	8.9x

Use of Proceeds

We will not receive cash proceeds from the issuance of the exchange notes under the exchange offer. In consideration for issuing the exchange notes in exchange for old notes as described in this prospectus, we will receive old notes of equal principal amount. The old notes surrendered in exchange for the exchange notes will be retired and cancelled.

Description of the Exchange Notes and Guarantees

The terms of the notes and guarantees will include those set forth in the indenture (as defined below) and those required to be made a part of the indenture by the Trust Indenture Act of 1939, upon registration of the notes. You should carefully read the summary below and the provisions of the indenture that may be important to you before investing in the notes. This summary is not complete and is qualified in its entirety by reference to the indenture. We urge you to read the indenture because the indenture, not this description, defines your rights as holders of the notes.

For the avoidance of doubt, references to “the Company,” “we,” “us” and “our” in this section are only to The J. M. Smucker Company and not The J. M. Smucker Company together with any of its subsidiaries. References to the “guarantors” or “subsidiary guarantors” are only to J.M. Smucker LLC and The Folgers Coffee Company and not J.M. Smucker LLC and The Folgers Coffee Company together with any of their respective subsidiaries.

General

We issued the old notes and will issue $500,000,000 aggregate principal amount of 1.750% senior notes due 2018 (the “2018 Exchange Notes”), $500,000,000 aggregate principal amount of 2.500% senior notes due 2020 (the “2020 Exchange Notes”), $400,000,000 aggregate principal amount of 3.000% senior notes due 2022 (the “2022 Exchange Notes”), $1,000,000,000 aggregate principal amount of 3.500% senior notes due 2025 (the “2025 Exchange Notes”), $650,000,000 aggregate principal amount of 4.250% senior notes due 2035 (the “2035 Exchange Notes”) and $600,000,000 aggregate principal amount of 4.375% senior notes due 2045 (the “2045 Exchange Notes”). We collectively refer to the 2018 Exchange Notes, the 2020 Exchange Notes, the 2022 Exchange Notes, the 2025 Exchange Notes, the 2035 Exchange Notes and the 2045 Exchange Notes as the “notes.”

The notes constitute multiple series of debt securities to be issued under the indenture, as supplemented by the supplemental indenture, each dated March 20, 2015 between us, the subsidiary guarantors and U.S. Bank National Association, as trustee (collectively, the “indenture”).

The notes are not subject to any sinking fund.

The indenture does not limit the amount of debt that we may issue under the indenture, nor the amount of other debt or securities that we or any of our subsidiaries may issue. We may issue debt securities under the indenture from time to time in one or more series, each in an amount authorized prior to issuance. Among other things, we may, without the consent of the existing holders of the notes, issue additional notes of the same series as any series of notes offered hereby having the same terms (other than some or all of the issue price, issue date, initial interest payment date, initial interest accrual date and amount of the first interest payment) so that in either case the existing notes of a series and the new notes of such series form a single series under the indenture. Any such additional notes of such series, together with the notes of such series offered hereby, will constitute a single series of debt securities under the indenture, provided that if the additional notes are not fungible with the notes for United States federal income tax purposes, the additional notes will have a separate CUSIP number.

The notes of each series will be issued in the form of one or more permanent global notes in definitive, fully registered, book-entry form in minimum denominations of $2,000 and additional incremental multiples of $1,000 in excess thereof. The trustee will initially act as paying agent and registrar for the notes. The notes may be presented for registration of transfer and exchange at the offices of the registrar, which will be the trustee’s corporate trust office. We may change any paying agent and registrar without notice to holders of the notes and we may act as a paying agent or registrar.

We may redeem some or all of the notes at any time and from time to time at the redemption price described under “—Optional Redemption.”

Ranking

The notes will be our direct unsecured obligations and will rank equally and pari passu with all of our other unsecured and unsubordinated debt. The notes are our general unsecured, unsubordinated debt securities, but our assets include equity in our subsidiaries. As a result, our ability to make payments on the notes depends in part on our receipt of dividends, loan payments and other funds from our subsidiaries. Certain of our subsidiaries are guarantors under our revolving credit facility, term loan credit agreement and our outstanding senior public notes, and such subsidiaries will also guarantee the notes on the issue date. In addition, if any of our subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets. Our rights and the rights of our creditors, including your rights as an owner of notes, will be subject to that prior claim, unless we or you are also a direct creditor of that subsidiary. This subordination of creditors of a parent company to prior claims of creditors of its subsidiaries is commonly referred to as structural subordination. In addition, the notes will effectively rank junior in right of payment to any of our secured indebtedness to the extent of the assets securing such indebtedness.

The notes will be our unsecured, unsubordinated obligations and will:

•	rank equally in right of payment to all of our existing and future senior unsecured and unsubordinated indebtedness;

•	rank senior in right of payment to all of our existing and future subordinated indebtedness that is subordinated in right of payment to the notes;

•	be effectively subordinated to all of our and our subsidiaries’ existing and future secured indebtedness to the extent of the value of our assets and the assets of our subsidiaries securing such indebtedness; and

•	be structurally subordinated to all of the existing and future indebtedness and other liabilities of our non-guarantor subsidiaries.

Interest Provisions Relating to the Notes

Each series of notes will mature and bear interest, with interest payment dates and record dates, as provided in the following table:

Series	Maturity	Interest Rate	Interest Payment Dates	Record Dates
2018 notes	March 15, 2018	1.750%	March 15 and September 15	March 1 and September 1
2020 notes	March 15, 2020	2.500%	March 15 and September 15	March 1 and September 1
2022 notes	March 15, 2022	3.000%	March 15 and September 15	March 1 and September 1
2025 notes	March 15, 2025	3.500%	March 15 and September 15	March 1 and September 1
2035 notes	March 15, 2035	4.250%	March 15 and September 15	March 1 and September 1
2045 notes	March 15, 2045	4.375%	March 15 and September 15	March 1 and September 1

We will pay interest on each series of the notes from and including March 20, 2015 or from the most recent interest payment date to which interest has been paid or duly provided for, semi-annually in arrears on the dates set forth above, commencing September 15, 2015, until the principal is paid or made available for payment. Interest will be paid to the persons in whose names the notes are registered at the close of business on the record date (whether or not a business day), as the case may be, immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

In the event that any date on which interest is payable on the note is not a business day, then payment of interest payable on such date will be made on the next succeeding day that is a business day (and without any interest in respect of any such delay) with the same force and effect as if made on such interest payment date. For the notes, “business day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the place of payment are authorized or obligated by law or executive order to close.

Subsidiary Guarantees

The notes will initially be fully and unconditionally guaranteed, jointly and severally on an unsecured and unsubordinated basis, by J.M. Smucker LLC and The Folgers Coffee Company. The guarantee of each subsidiary guarantor will be an unsecured, unsubordinated obligation of that subsidiary guarantor and will:

•	rank equally in right of payment to all existing and future senior unsecured and unsubordinated indebtedness of that guarantor;

•	rank senior in right of payment to all existing and future subordinated indebtedness that is subordinated in right of payment to the guarantee of that guarantor;

•	be effectively subordinated to all existing and future secured indebtedness of that guarantor to the extent of the value of the assets securing such indebtedness; and

•	be structurally subordinated to all of the existing and future indebtedness and other liabilities of our non-guarantor subsidiaries.

Each subsidiary guarantor will jointly and severally guarantee our obligations under the notes. The noteholders ability to collect on the subsidiary guarantees is limited by the sharing provisions and other applicable terms of the intercreditor agreement among our outstanding debtholders as described under “—Guarantees and Intercreditor Agreement.” The obligations of each subsidiary guarantor under its guarantee will be limited as necessary to prevent such guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. See “Risk Factors—Risks Relating to the Exchange Notes and this Exchange Offer—If the guarantees are deemed fraudulent conveyances or preferential transfers, a court may subordinate or void them.”

Each subsidiary guarantee will be a continuing guarantee and will inure to the benefit of and be enforceable by the trustee, the holders of the notes and their successors, transferees and assigns.

A subsidiary guarantor will be automatically and unconditionally released from its obligations under the indenture:

(a)	with respect to each series of notes, as applicable, if we exercise our legal defeasance option or our covenant defeasance option as described under “—Satisfaction, Discharge and Covenant Defeasance” with respect to such series of notes or if our obligations under the indenture are discharged in accordance with the terms of the indenture in respect of such series of notes;

(b)	with respect to all series of notes, upon the issuance, sale, exchange, transfer or other disposition (including through merger, consolidation, amalgamation or otherwise) of the capital stock of the applicable subsidiary guarantor (including any issuance, sale, exchange, transfer or other disposition following which the applicable subsidiary guarantor is no longer a subsidiary) if such issuance, sale, exchange, transfer or other disposition is made in a manner not in violation of the indenture; or

(c)	with respect to all series of notes, upon the substantially simultaneous release or discharge of the guarantee by such subsidiary guarantor of all of our Primary Senior Indebtedness other than through discharges as a result of payment by such guarantor on such guarantees (but including any release or discharge that would be conditioned only on the release or discharge of the guarantee hereunder or of the guarantee of other Primary Senior Indebtedness).

“Primary Senior Indebtedness” means (a) indebtedness under our revolving credit facility, term loan credit agreement and our senior public notes and (b) any future credit, loan or borrowing facility or any indenture, note purchase agreement or similar agreement by us or any of our subsidiaries providing, in each case for the incurrence of indebtedness for money borrowed in a principal amount equal to or greater than $120 million.

At our request, and upon delivery to the trustee of an officers’ certificate and an opinion of counsel, each stating that all conditions precedent under the indenture relating to such release have been complied with, the trustee will execute any documents reasonably requested by us evidencing such release.

If at any time after the issuance of the notes, including following any release of a subsidiary guarantor from its guarantee under the indenture, a domestic subsidiary of ours (including any future subsidiary, but excluding any excluded subsidiary) guarantees any existing or future Primary Senior Indebtedness of the Company or any of its subsidiaries, we will cause such subsidiary to guarantee the notes by promptly executing and delivering a supplemental indenture in accordance with the indenture. For the notes, “excluded subsidiary” means any domestic subsidiary (i) that owns no material assets (directly or through its subsidiaries) other than equity interests of one or more foreign subsidiaries that are “controlled foreign corporations” within the meaning of Section 957 of the Code (“CFCs”) or (ii) that is a direct or indirect subsidiary of a foreign subsidiary that is a CFC. The term “foreign subsidiary” means a subsidiary not organized or existing under the laws of the United States of America or any state thereof or the District of Columbia. The term “domestic subsidiary” means a subsidiary that is not a foreign subsidiary.

The notes will be structurally subordinated to the indebtedness and other liabilities of our non-guarantor subsidiaries. As of April 30, 2015, the indebtedness and other liabilities of our non-guarantor subsidiaries were approximately $2,936 million. The assets of our non-guarantor subsidiaries (excluding the effect of intercompany transactions and investments in subsidiaries and the goodwill of our non-guarantor subsidiaries) represented approximately 44% of our total consolidated assets as of January 31, 2015 and approximately 52% of our total consolidated assets as of April 30, 2015.

Guarantees and Intercreditor Agreement

Our senior indebtedness under our revolving credit facility, term loan credit agreement and outstanding senior public notes is guaranteed by J.M. Smucker LLC and The Folgers Coffee Company. The administrative agents, holders or trustees, as applicable, under our revolving credit facility, term loan credit agreement and senior public notes are parties to an intercreditor agreement, which has been joined by the trustee of the old notes and the notes offered hereby, on behalf of the holders of the old notes and the notes offered hereby, in connection with the issuance of the old notes on March 20, 2015, as contemplated by the terms of the intercreditor agreement. Holders (or their agents) of Primary Senior Indebtedness incurred in the future may also become parties to the intercreditor agreement pursuant to the terms thereof.

Under the terms of the intercreditor agreement among the administrative agents under our revolving credit facility and our term loan credit agreement, the trustee on behalf of the holders of the senior public notes, the trustee on behalf of the holders of the old notes and the notes offered hereby, and any holders of Primary Senior Indebtedness entered into by us or our subsidiaries which are subsequently joined to the intercreditor agreement (collectively, the “Lenders”), each Lender has agreed that any payment of any kind (including, without limitation, any payment resulting from a set-off of a deposit account or any payment or distribution made in the context of any insolvency or reorganization proceeding) received by such Lender on account of any of the guarantees made by our subsidiaries of our obligations under the credit facilities, the indenture with respect to the senior public notes, the old notes or the notes offered hereby and any other future Primary Senior Indebtedness made a party to the intercreditor agreement (collectively, the “Guaranteed Obligations”) from any guarantor (such payment, a “Shared Payment”) is to be distributed among the Lenders, equally and ratably in accordance with the respective amounts of the Guaranteed Obligations. In the event that a Lender receives a Shared Payment and in certain other circumstances described in the intercreditor agreement, the applicable agent on behalf of a majority of the lenders under the applicable credit facility, the trustee on behalf of a majority in aggregate principal amount of the senior public notes and the trustee on behalf of a majority in aggregate principal amount of the old notes or the notes offered hereby and a majority of the lenders (or, to the extent applicable, the agent on behalf of the holders of a majority in aggregate principal amount of) any debt joined to the intercreditor agreement, collectively, will appoint an agent to distribute Shared Payments to the Lenders.

Each Lender has agreed to provide each other Lender written notice of any (i) event of default arising under the revolving credit facility, term loan credit agreement, credit agreements, indentures, or other debt agreements, as applicable, to which such Lender is a party, and (ii) receipt by such Lender, including the trustee on behalf of the holders of the old notes and the notes offered hereby, of a Shared Payment, promptly within two business days of obtaining knowledge of such event of default or receiving a Shared Payment.

Each Lender has also agreed not to (a) take or receive a lien upon any of our or any subsidiary guarantor’s property or assets as security for the payment of the obligations owing to such Lender, including the trustee on behalf of the holders of the old notes and the notes offered hereby, that are subject to the intercreditor agreement without also securing the other Lenders on a pari passu basis and subject to acceptable intercreditor arrangements (as further described in the intercreditor agreement), or (b) except for our or any subsidiary guarantor’s obligations, retain or obtain the primary or secondary obligations of any other obligor or obligors with respect to all or any part of the obligations owing to such Lender, including the trustee on behalf of the holders of the old notes and the notes offered hereby, that are subject to the intercreditor agreement.

We will indemnify the trustee against any costs, expenses or liabilities incurred by the trustee under the provisions of the intercreditor agreement. The holders of the old notes and the notes offered hereby will indemnify the trustee for those liabilities incurred by the trustee as a result of Shared Payments distributed pursuant to the intercreditor agreement that are subsequently invalidated (whether by court order, settlement or otherwise).

Optional Redemption

The notes will be redeemable as a whole or in part, at our option, at any time and from time to time, at a redemption price equal to the greater of

(i)	100% of the principal amount of such notes to be redeemed; and

(ii)	the sum (a) of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus (b) 15 basis points in the case of the 2018 Exchange Notes, 15 basis points in the case of the 2020 Exchange Notes, 20 basis points in the case of the 2022 Exchange Notes, 25 basis points in the case of the 2025 Exchange Notes, 25 basis points in the case of the 2035 Exchange Notes and 30 basis points in the case of the 2045 Exchange Notes;

plus in each case accrued and unpaid interest on the notes to be redeemed to, but excluding, the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date for the notes, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Primary Treasury Dealer” has the meaning set forth in the definition of “Reference Treasury Dealer.”

“Reference Treasury Dealer” means (1) each of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated and their respective successors; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer and (2) any other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date for the notes, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated yield to maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed or delivered electronically if held by DTC in accordance with DTC’s customary procedures at least 30 days but not more than 60 days before the redemption date to each registered holder of notes to be redeemed. If fewer than all of the notes are to be redeemed, the particular notes to be redeemed will be selected by the trustee by such method as the trustee will deem fair and appropriate. If any note is to be redeemed only in part, the notice of redemption that relates to such note will state the principal amount thereof to be redeemed. A new note in principal amount equal to and in exchange for the unredeemed portion of the principal of the note surrendered will be issued in the name of the holder of the note upon surrender of the original note.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Events of Default

Each of the following will be an event of default with respect to a series of the notes (“Events of Default”):

(1)	default in the payment of any interest on any note of such series when it becomes due and payable, and continuance of such default for a period of 30 days or more;

(2)	default in the payment of the principal amount of (or premium, if any, on) any note of such series as and when the same shall become due, either at maturity, upon redemption, by declaration, or otherwise;

(3)	default in the payment of any sinking or purchase fund or analogous obligation when the same becomes due by the terms of the notes of such series, and continuance of such default for a period of 30 days or more;

(4)	default in our or any guarantor’s performance, or breach by us or any guarantor, of any covenant in the indenture applicable to that series (other than defaults specified elsewhere in the Events of Default and the default or breach continues for a period of 90 days or more after we receive written notice from the trustee or we and the trustee receive notice from the holders of at least 25% in aggregate principal amount of the outstanding notes of the series;

(5)	default under any agreement or instrument evidencing, or under which we or any restricted subsidiary has outstanding at the time, any indebtedness for money borrowed by us or a restricted subsidiary, which default or defaults, individually or in the aggregate, have resulted in the acceleration of any portion of such indebtedness having an aggregate principal amount in excess of $150 million;

(6)	any guarantee with respect to the notes of such series ceases for any reason to be, or is asserted by us or the guarantor not to be, in full force and effect and enforceable in accordance with its terms except to the extent contemplated by the indenture and any such guarantee; or

(7)	certain events of bankruptcy, insolvency, reorganization or similar proceedings with respect to us have occurred.

If an Event of Default (other than an Event of Default specified in clause (7) with respect to us) under the indenture occurs with respect to the notes of any series and is continuing, then the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series may by written notice declare the principal amount of the outstanding notes of that series (or such lesser amount as may be provided in the terms of the securities), together with all accrued and unpaid interest due and payable immediately.

If an Event of Default under the indenture specified in clause (7) with respect to us occurs and is continuing, then the entire principal amount of the outstanding notes (or such lesser amount as may be provided in the terms of the securities), together with all accrued and unpaid interest, will automatically become due and payable immediately without any declaration or other act on the part of the trustee or any holder.

After a declaration of acceleration, the holders of a majority in aggregate principal amount of outstanding notes of any series may rescind this accelerated payment requirement if all existing Events of Default, except for nonpayment of the principal and interest on the notes of that series that has become due solely as a result of the accelerated payment requirement, have been cured or waived, if all sums paid or advanced by the trustee and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel have been paid and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in aggregate principal amount of the outstanding notes of any series also have the right to waive past defaults, except a default theretofore not cured in paying principal or interest on any outstanding note, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the notes of that series.

Holders of at least 25% in aggregate principal amount of the outstanding notes of a series may seek to institute a proceeding only after they have notified the trustee of a continuing Event of Default in writing and made a written request, and offered reasonable indemnity, to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in aggregate principal amount of the outstanding notes of that series. These limitations do not apply, however, to a suit instituted by a holder of a note for the enforcement of the payment of principal, interest or any premium on or after the due dates for such payment.

During the existence of an Event of Default, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would under the circumstances in the conduct of that person’s own affairs. If an Event of Default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee reasonable security or indemnity. Subject to certain provisions, the holders of a majority in aggregate principal amount of the outstanding notes of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

The trustee will, within 90 days after receiving notice of the occurrence of any default, give notice of the default to the holders of the notes of that series, unless the default was already cured or waived. Unless there is a default in paying principal, interest or any premium when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

Modification and Waiver

The indenture may be amended or modified without the consent of any holder of notes in order to:

•	evidence a succession to the trustee;

•	cure ambiguities, defects or inconsistencies;

•	provide for the assumption of our obligations (or those of any subsidiary guarantor) in the case of a merger or consolidation or transfer of all or substantially all of our assets (or those of a subsidiary guarantor) permitted under the indenture;

•	make any change that would provide any additional rights or benefits to the holders of the notes of a series;

•	evidence the addition of any subsidiary as a guarantor or the release of any guarantor and its obligations;

•	secure the notes of a series;

•	establish the form or forms of notes of any series;

•	provide for the issuance of any series of notes and to set the terms thereof;

•	add to the rights of the holders of any series of notes;

•	add any additional events of default in respect of the notes of any or all series;

•	maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended; or

•	make any change that does not adversely affect in any material respect the interests of any holder.

Other amendments and modifications of the indenture or the notes issued may be made with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes of each series affected by the amendment or modification. However, no modification or amendment may, without the consent of the holder of each outstanding note affected:

•	reduce the principal amount or any interest or premium payable thereon, or extend the fixed maturity or the stated payment date of any payment of principal, premium or interest, of the notes (in each case other than in connection with any amendments to redemption provisions);

•	alter or waive the redemption provisions of the notes;

•	if a change of control triggering event occurs, limit a holder’s right, if any, to repayment of notes at the holder’s option in connection therewith;

•	change the method of computing the amount of principal of any note or any interest payable thereon on any date;

•	change the place of payment or currency in which principal, any premium or interest is paid;

•	reduce the percentage in principal amount outstanding of notes of any series which must consent to an amendment, supplement or waiver or consent to take any action;

•	impair the right to institute suit for the enforcement of any payment on the notes;

•	waive a payment default with respect to the notes;

•	reduce the interest rate or extend the time for payment of interest on the notes;

•	modify any of the foregoing requirements contained in the indenture or those related to waivers of default or compliance with covenants contained in the indenture except to increase the percentage required for any such waiver or to provide that other provisions of the indenture cannot be modified or waived without the consent of the holder of each note affected thereby;

•	except for releases in compliance with the terms of the indenture, amend or modify the terms of any of the guarantee provisions of the indenture in a manner adverse to the holders; or

•	release any guarantor from any of its obligations under its guarantee or the indenture, except in compliance with the terms of the indenture.

Under the indenture, the holders of at least a majority of the aggregate principal amount of the outstanding notes of each series of notes affected by a particular covenant or condition, acting as one class, may, on behalf of all holders of such series of notes, waive compliance by us with any covenant or condition contained in the indenture unless we specify that such covenant or condition cannot be so waived at the time we establish such series.

In addition, under the indenture, the holders of a majority in aggregate principal amount of the outstanding notes of any series of notes may, on behalf of all holders of that series, waive any past default under the indenture, except:

•	a default in the payment of the principal of any sinking or purchase fund or any analogous obligation or any premium or interest on any notes of that series; or

•	a default under any provision of the indenture which itself cannot be modified or amended without the consent of the holders of each outstanding note of that series.

Repurchase at the Option of the Holders of Notes upon a Change of Control Triggering Event

If a change of control triggering event occurs, unless we have exercised our right to redeem the notes in whole as described above, holders of notes will have the right to require us to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of their notes pursuant to the offer described below (the “change of control offer”) on the terms set forth in the notes. In the change of control offer, we will offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased to but not including the date of purchase (the “change of control payment”).

Within 30 days following any change of control triggering event, or, at our option, prior to the date of consummation of any change of control, but after public announcement of the pending change of control, we will mail a notice to holders of notes, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the change of control and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “change of control payment date”), pursuant to the procedures required by the notes and described in such notice. The repurchase obligation with respect to any notice mailed prior to the consummation of the change of control will be conditioned on the change of control triggering event occurring on or prior to the payment date specified in the notice.

We will comply in all material respects with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control triggering event. To the extent that the provisions of any securities laws or regulations conflict with the change of control provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the change of control provisions of the notes by virtue of such conflicts.

On the change of control payment date, we will, to the extent lawful:

•	accept or cause a third party to accept for payment all notes or portions of notes properly tendered pursuant to the change of control offer;

•	deposit with the paying agent an amount equal to the change of control payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted together with an officer’s certificate stating the aggregate principal amount of notes or portions of notes being repurchased and that all conditions precedent to the change of control offer and to the repurchase by us of notes pursuant to the change of control offer have been complied with.

The paying agent will promptly pay to each holder of notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

We will not be required to make a change of control offer upon a change of control triggering event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“below investment grade rating event” means the rating on the notes is lowered by each of the rating agencies and the notes are rated below an investment grade rating by each of the rating agencies on any date during the period (the “trigger period”) commencing upon the first public announcement by us of any change of control (or pending change of control), and ending 60 days following consummation of such change of control (which trigger period will be extended following consummation of a change of control for so long as either of the rating agencies has publicly announced that it is considering the possible downgrade of the notes, and a downgrade by each of the rating agencies that has made such an announcement would result in a below investment grade rating event).

“change of control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of us and our subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than us or one of our subsidiaries; (2) the adoption of a plan relating to our liquidation or dissolution; (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding voting stock, measured by voting power rather than number of shares; provided that this clause (3) will not apply to acquisitions of capital stock by the Smucker Family so long as the acquisition by the Smucker Family of such capital stock will not result, directly or indirectly, in a “going private transaction” within the meaning of the Exchange Act; (4) we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into us, in any such event pursuant to a transaction in which any of our outstanding voting stock or the voting stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our voting stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction; or (5) the first day on which a majority of the members of our board of directors cease to be continuing directors. Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control under clause (3) or (4) above if (i) we become a direct or indirect wholly owned subsidiary of a holding company or other person and (ii) (A) the direct or indirect holders of the voting stock of such holding company or other person immediately following that transaction are substantially the same as the holders of our voting stock immediately prior to that transaction or (B) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company or other person.

“change of control triggering event” means the occurrence of both a change of control and a below investment grade rating event.

“continuing directors” means, as of any date of determination, any member of our board of directors who (1) was a member of such board of directors on the date the notes were issued or (2) was nominated for election, elected or appointed to such board of directors with the approval of a majority of the continuing directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“investment grade rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation and its successors.

“rating agencies” means each of Moody’s and S&P; provided that if either Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us as a replacement agency for Moody’s or S&P, or either of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Smucker Family” means any of (i) Timothy P. Smucker, Richard K. Smucker, Susan Smucker Wagstaff and Marcella Smucker Clark, (ii) any member of the immediate family, heirs, legatees, descendants and blood relatives to the fifth degree of consanguinity of any individual mentioned in clause (i) and (iii) any trust (or other entity created for estate planning purposes) established for the benefit of any one or more of the individuals mentioned in clause (i), the members of their immediate families and the lineal descendants of any of them (and the trustees of any such trust).

“voting stock” of any specified person means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The definition of change of control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and those of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of this phrase under applicable law. Accordingly, the ability of a holder of notes to require us to purchase such holder’s notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and those of our subsidiaries taken as a whole to another “person” may be uncertain.

Reports by the Company

So long as any notes are outstanding, we shall file with the trustee, within 15 days after filing with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) that we may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act. We will be deemed to have complied with the previous sentence to the extent that such information, documents and reports are filed with the Commission via EDGAR (or any successor electronic delivery procedure) or posted on our website; provided, however, that the trustee shall have no obligation whatsoever to determine whether or not such information, documents or reports have been filed pursuant to the EDGAR system (or its successor).

Delivery of such reports, information and documents to the trustee is for informational purposes only and the trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including our compliance with any of our covenants hereunder (as to which the trustee is entitled to rely exclusively on officer’s certificates).

Covenants

Limitation of Liens Applicable to Notes

The indenture provides that with respect to the notes, we will not, and will not permit any of our restricted subsidiaries to, issue, assume or guarantee any indebtedness for borrowed money secured by a lien on any principal property owned by us or any restricted subsidiary or upon any shares of stock or indebtedness of any restricted subsidiary owned by us or any restricted subsidiary (whether such principal property, share of stock or indebtedness are now owned or hereafter acquired) unless we or that first-mentioned restricted subsidiary secures or causes such restricted subsidiary to secure the notes (and any of our or such restricted subsidiary’s other debt, at our option or such restricted subsidiary’s option, as the case may be, not subordinate to the notes), equally and ratably with (or, at our option, prior to) such secured debt, for as long as such secured debt will be so secured.

These restrictions will not, however, apply to debt secured by:

•	liens on property, shares of stock or indebtedness (herein referred to as “property”) of any corporation or other entity existing at the time such corporation or other entity becomes a restricted subsidiary;

•	liens on property existing at the time of acquisition of such property by us or a restricted subsidiary or on property of a corporation or other entity existing at the time such corporation or other entity is merged into or consolidated with us or a restricted subsidiary, provided that such liens do not attach to or affect property theretofore owned by us or such restricted subsidiary;

•	liens to secure the payment of all or any part of the purchase price of the property subject to such liens, or liens consisting of the interests of lessors in property under capital leases of such property;

•	liens on property of a restricted subsidiary securing debt owed to us or to another restricted subsidiary;

•	with respect to each series of notes, liens existing on the first date on which the notes of such series are authenticated by the trustee;

•	liens in favor of the United States, any State, any foreign country or any department, agency or instrumentality or political subdivision of any such jurisdiction, or in favor of holders of securities issued by any of the foregoing, to secure partial, progress, advance or other payments pursuant to any contract or statute (including specifically liens to secure industrial revenue bonds and similar debt);

•	liens on property (and improvements thereto) to secure any debt incurred for the purpose of financing all or part of the purchase price or cost of construction, development or substantial repair, alteration or improvement of such property if such debt is incurred prior to, at the time of or within one year after (or pursuant to a commitment obtained within one year after) the later of the completion of or the placing into operation (exclusive of test and start-up periods) of such constructed, developed, repaired, altered or improved property;

•	liens arising in connection with contracts with or made at the request of U.S. governmental entities;

•	mechanics’, materialmen’s, carriers, growers’, producers’, farmers’ and similar liens arising in the ordinary course of business (including construction of facilities) in respect of obligations not due or being contested in good faith;

•	liens arising from deposits with or the giving of any form of security to any governmental authority required by law or governmental regulation as a condition to the transaction of business or exercise of any privilege, franchise or license;

•	liens for taxes, assessments or governmental charges or levies which, if delinquent, are being contested in good faith;

•	liens (including judgment liens) arising from legal proceedings;

•	liens incurred or deposits made in the ordinary course of business in connection with or to secure the performance of bids, tenders, leases or trade contracts (other than for the payment of debt) or to secure surety, appeal, indemnity, performance or other similar bonds;

•	liens of any depositary bank consisting of statutory, common law or contractual rights of setoff or recoupment with respect to any deposit account; or

•	any extension, renewal or replacement of these categories of liens, so long as such lien does not extend to any other property and the amount of debt secured is not increased (other than by the amount equal to any costs and expenses incurred in connection with any extension, renewal or replacement).

However, if the total amount of our debt and the debt of our restricted subsidiaries secured by liens that would otherwise be subject to the foregoing restriction and any attributable debt (as defined below and not including any debt permitted to be secured as per above) deemed to be debt subject to the provisions of this paragraph would not exceed 15% of our consolidated net tangible assets (as defined below) this requirement does not apply.

Sale and Leaseback

We will not enter, nor will we permit any restricted subsidiary to enter, into a sale and leaseback transaction of any principal property more than 120 days after our or such restricted subsidiary’s acquisition or completion of construction and commencement of full operation of such principal property (except for temporary leases for a term of not more than three years and except for leases between us and a restricted subsidiary or between restricted subsidiaries) unless:

•	we or such restricted subsidiary would be entitled to incur, assume or guarantee debt secured by such principal property at least equal in amount to the attributable debt in respect of such transaction without equally and ratably securing the notes (provided that such attributable debt will thereupon be deemed to be debt subject to the provisions of the preceding paragraph); or

•	an amount in cash equal to such attributable debt is applied, within 120 days of the effective date of such transaction, to the non-mandatory retirement of our long-term unsubordinated debt or long-term unsubordinated debt of a restricted subsidiary.

Definitions. The following are definitions of some terms used in the above description. We refer you to the indenture for a full description of all of these terms, as well as any other terms used herein for which no definition is provided.

The term “attributable debt” means the present value (discounted at the inherent interest rate as determined by us in good faith, compounded semi-annually) of the obligation of a lessee for rental payments during the remaining term of any lease (including any period for which such lease has been extended).

The term “consolidated net tangible assets” means the total assets appearing on our latest consolidated balance sheet contained in our most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, filed with the SEC, excluding the sum of (1) all current liabilities and (2) all goodwill, patents, copyrights, trademarks and other like intangibles.

The term “debt” means any indebtedness for money borrowed.

The term “subsidiary” means any corporation of which at least a majority of the outstanding stock having voting power under ordinary circumstances to elect a majority of the board of directors of that corporation is at the time owned by us or in conjunction with or by one or more subsidiaries, and any other entity of which at least a majority of the voting interest under ordinary circumstances is at the time owned or controlled solely by us or in conjunction with or by one or more subsidiaries. The term “restricted subsidiary” means each guarantor and any other subsidiary:

•	substantially all of the property of which is located within the continental United States;

•	that owns a principal property; and

•	in which our investment exceeds 5% of our consolidated assets as shown on our latest quarterly financial statements.

However, the term “restricted subsidiary” shall not include any subsidiary which is principally engaged in leasing or which is principally engaged in financing our operations.

The term “principal property” means any manufacturing or processing plant or facility, warehouse, office facility or distribution center that is located within the continental United States, having a net book value which, on the date the determination as to whether a property is a principal property is being made, is in excess of 2% of our consolidated net tangible assets. Our board of directors (or any duly authorized committee of our board of directors) by resolution may create an exception by declaring that a plant or facility, is not of material importance to the total business conducted by us and our subsidiaries as an entirety.

Consolidation, Merger or Sale of Assets

The indenture provides that we or any guarantor may consolidate with or merge into any other person, or convey or transfer all or substantially all of our properties and assets or the properties and assets of such guarantor, as the case may be, to, any person (including, without limitation, a limited partnership or a limited liability company); provided that:

•	we or such guarantor, as the case may be, will be the surviving person or, if not, that the successor will be a person that is organized and existing under the laws of any state of the United States or the District of Columbia and will expressly assume by a supplemental indenture our or such guarantor’s, as the case may be, obligations under the indenture and the notes or guarantees of the notes, as the case may be;

•	immediately after giving effect to such transaction, no event of default or other event which, after notice or lapse of time, or both, would become an event of default, will have happened and be continuing; and

•	we will have delivered to the trustee an opinion of counsel and an officers’ certificate, stating that such consolidation, merger, conveyance or transfer and any assumption complies with the indenture.

In the event of any such consolidation, merger, conveyance, transfer or lease, any such successor or acquiring entity will succeed to and be substituted for us or any guarantor, as the case may be, as obligor on the notes or guarantees of the notes with the same effect as if it had been named in the indenture as obligor. As a result, we or such guarantor, as the case may be, will be released from all liabilities and obligations under the indenture, the notes or the guarantees of the notes. For the purposes of the notes, “person” means any individual, corporation, partnership, limited liability company, business trust, association, joint-stock company, joint venture, trust, incorporated or unincorporated organization or other entity, or government or any agency or political subdivision thereof.

There are no other restrictive covenants contained in the indenture. Except as described herein, the indenture does not contain any provision that will restrict us or any guarantor, as the case may be, from entering into one or more additional indentures providing for the issuance of debt securities or warrants, or from incurring, assuming, or becoming liable with respect to any indebtedness or other obligation, whether secured or unsecured, or from paying dividends or making other distributions on our capital stock, or from purchasing or redeeming our capital stock. The indenture does not contain any financial ratios or specified levels of net worth or liquidity to which we or such guarantor, as the case may be, must adhere. In addition, except as described herein, the indenture does not contain any provision that would require us to repurchase, redeem, or otherwise modify the terms of any of the notes upon a change in control or other event involving us that may adversely affect our creditworthiness or the value of the notes.

Satisfaction, Discharge and Covenant Defeasance

We may terminate our obligations under the indenture with respect to the notes of any series issued thereunder, when:

•	either:

•	all notes of such series issued that have been authenticated and delivered have been canceled or delivered to the trustee for cancellation; or

•	all the notes of such series issued that have not been canceled or delivered to the trustee for cancellation have become due and payable, will become due and payable within one year, or are to be called for redemption within one year and we have made arrangements satisfactory to the trustee for the giving of notice of redemption by such trustee in our name and at our expense, and in each case, we have irrevocably deposited or caused to be deposited with the trustee sufficient funds to pay and discharge the entire indebtedness on such series of the notes with respect to principal, interest and any premium; provided that in connection with any discharge relating to any redemption that requires the payment of a premium based on the U.S. treasury rate or other floating rate, the amount deposited shall be sufficient for purposes of the indenture to the extent that an amount is deposited with the trustee equal to the premium calculated as of the date of the notice of redemption, with any deficit as of the redemption date only required to be deposited with the trustee on or prior to the redemption date; and

•	we have paid or caused to be paid all other sums then due and payable under the indenture; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

We may elect to have our obligations under the indenture discharged with respect to the outstanding notes of any series (“legal defeasance”). Legal defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes of such series under the indenture, except for:

•	the rights of holders of such series of notes to receive principal, interest and any premium when due and any remaining rights to receive mandatory sinking fund payments;

•	our obligations with respect to such series of notes concerning issuing temporary notes, registration of transfer of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment for security payments held in trust;

•	the rights, powers, trusts, duties and immunities of the trustee; and

•	the defeasance provisions of the indenture.

In addition, we may elect to have our obligations released with respect to certain covenants in the indenture (“covenant defeasance”). Any omission to comply with these obligations will not constitute a default or an event of default with respect to the notes of any series. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy and insolvency events, described under “—Events of Default” above will no longer constitute an event of default for that series. Additionally, with limited exceptions, we would not have to comply with covenants applicable to such note series (including, without limitation, those covenants relating to consolidation, merger or sale, limitation on liens, and sale and leaseback transactions).

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding notes of any series:

•	we must irrevocably have deposited or caused to be deposited with the trustee as trust funds for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of, the holders of the notes of that series:

•	money in an amount;

•	U.S. government obligations (or equivalent government obligations in the case of notes denominated in other than U.S. dollars or a specified currency) that will provide, not later than one day before the due date of any payment, money in an amount; or

•	a combination of money and U.S. government obligations (or equivalent government obligations, as applicable),

in each case sufficient, in the written opinion (with respect to U.S. or equivalent government obligations or a combination of money and U.S. or equivalent government obligations, as applicable) of a nationally recognized firm of independent registered public accountants to pay and discharge, and which will be applied by the trustee to pay and discharge, all of the principal (including mandatory sinking fund payments), interest and any premium at due date or maturity;

•	in the case of legal defeasance, we have delivered to the trustee an opinion of counsel stating that, under then applicable U.S. federal income tax law, the beneficial owners of the notes of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same U.S. federal income tax as would be the case if the deposit, defeasance and discharge did not occur;

•	in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the beneficial owners of the notes of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit and covenant defeasance to be effected and will be subject to the same U.S. federal income tax as would be the case if the deposit and covenant defeasance did not occur;

•	no Event of Default or default with respect to the outstanding notes of that series has occurred and is continuing at the time of such deposit after giving effect to the deposit or, in the case of legal defeasance, no default relating to bankruptcy or insolvency has occurred and is continuing at any time on or before the 91st day after the date of such deposit, it being understood that this condition is not deemed satisfied until after the 91st day;

•	the legal defeasance or covenant defeasance will not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act, assuming all notes of a series were in default within the meaning of such Act;

•	the legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party;

•	if notes are to be redeemed before the stated maturity date (other than from mandatory sinking fund payments or analogous payments), we have delivered satisfactory notice of redemption to the trustee;

•	the legal defeasance or covenant defeasance will not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless the trust is registered under such Act or exempt from registration; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent with respect to the legal defeasance or covenant defeasance have been complied with.

Concerning our Relationship with the Trustee

We and our subsidiaries maintain ordinary banking relationships with U.S. Bank National Association.

Book-Entry, Form and Delivery

Except as set forth below, the notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The notes will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee as custodian for DTC, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. DTC will be the depositary for the Global Notes. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.”

In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if: (1) DTC (a) notifies us that it is unwilling or unable to continue as depositary or clearing system for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and in each case we fail to appoint a successor depositary or clearing system within 90 days of that notice or becoming aware that DTC is no longer so registered; (2) we, in our sole discretion, determine not to have the notes represented by a Global Note and provide written notice thereof to the trustee; or (3) there shall have occurred and be continuing an event of default with respect to the notes and DTC requests such exchange.

In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be in registered form, registered in such names as the Depositary shall direct, and issued only in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We and the trustee take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants. DTC has also advised us that, pursuant to procedures established by it: (1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and (2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described above, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest, premium or additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee, nor any agent of ours or the trustee has or will have any responsibility or liability for: (1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal, interest and additional interest, if any), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of the notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of the notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the indenture, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in each Global Note among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of our or their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Same Day Settlement and Payment

We will make payments in respect of the notes represented by the Global Notes, including principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. We will make all payments of principal, premium, if any, and interest with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Exchange Offer

In connection with the issuance of the old notes on March 20, 2015, we entered into a registration rights agreement with the initial purchasers, which provides for the exchange offer. The exchange offer will permit eligible holders of notes to exchange the old notes for the exchange notes that are identical in all material respects with the old notes, except that:

•	the exchange notes have been registered under the U.S. federal securities laws and will not bear any legend restricting their transfer;

•	the exchange notes bear a different CUSIP number from the old notes;

•	the exchange notes will not be subject to transfer restrictions or entitled to registration rights; and

•	the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the old notes in some circumstances relating to the timing of the exchange offer.

The exchange notes will evidence the same debt as the old notes. Holders of exchange notes will be entitled to the benefits of the indenture.

General

We are making the exchange offer to comply with our contractual obligations under the registration rights agreement. Except under limited circumstances, upon completion of the exchange offer, our obligations with respect to the registration of the old notes will terminate.

We agreed, pursuant to the registration rights agreement, to file with the SEC a registration statement covering the exchange by us of the exchange notes for the old notes, pursuant to the exchange offer. The registration rights agreement provides that we will file with the SEC an exchange offer registration statement on an appropriate form under the Securities Act and offer to holders of old notes who are able to make certain representations the opportunity to exchange their old notes for exchange notes.

We will commence the exchange offer promptly after the exchange offer registration statement is declared effective by the SEC and use our commercially reasonable efforts to complete the exchange offer not later than 60 days after the effective date.

We will keep the exchange offer open for 20 business days after the date notice of the exchange offer is mailed to the holders of the old notes. For each old note surrendered to us pursuant to the exchange offer, the holder of such old note will receive an exchange note having a principal amount equal to that of the surrendered old note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange thereof or, if no interest has been paid on the old note, from the date of its original issue.

In connection with the issuance of the old notes, we have arranged for the old notes to be issued in the form of global notes through the facilities of DTC acting as depositary. The exchange notes will also be issued in the form of global notes registered in the name of DTC or its nominee and each beneficial owner’s interest in it will be transferable in book-entry form through DTC.

Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Old notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued, including accrual of interest, but, subject to limited exceptions, will not be entitled to any registration rights under the applicable registration rights agreement. See “—Consequences of Failure to Tender.”

We will be deemed to have accepted validly tendered old notes when and if we have given written notice to the exchange agent of our acceptance. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of other events described in this prospectus or otherwise, we will return the certificates for any unaccepted old notes, at our expense, to the tendering holder promptly after the expiration of the exchange offer.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of the old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

Eligibility; Transferability

We are making this exchange offer in reliance on interpretations of the staff of the SEC set forth in several no-action letters. However, we have not sought our own no-action letter. Based upon these interpretations, we believe that you, or any other person receiving exchange notes, may offer for resale, resell or otherwise transfer such exchange notes without complying with the registration and prospectus delivery requirements of the U.S. federal securities laws, if:

•	you are, or the person or entity receiving such exchange notes is, acquiring such exchange notes in the ordinary course of business;

•	you do not, nor does any such person or entity, have an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes (within the meaning of the Securities Act);

•	you are not, or the person or entity receiving such exchange notes is not, engaged in, and you do not, or such person or entity does not, intend to engage in, a distribution of the exchange notes (within the meaning of the Securities Act);

•	you are not, nor is any such person or entity, our “affiliate” (as such term is defined under Rule 405 under the Securities Act); and

•	you are not acting on behalf of any person or entity who could not truthfully make these statements.

To participate in the exchange offer, you must represent as the holder of old notes that each of these statements is true.

Any holder of old notes who is our affiliate or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the interpretation of the staff of the SEC set forth in the no-action letters described above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the exchange notes, unless the sale or transfer is made pursuant to an exemption from those requirements.

Each broker-dealer that receives exchange notes in exchange for old notes acquired for its own account through market-making or other trading activities must acknowledge that it will deliver (or, to the extent permitted by law, make available) a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resale of the exchange notes received in exchange for the old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will use commercially reasonable efforts to amend or supplement this prospectus in order to expedite or facilitate the disposition of any exchange notes by such broker-dealers.

Expiration of the Exchange Offer; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on September 22, 2015, or the expiration date, unless we extend the exchange offer. To extend the exchange offer, we will notify the exchange agent and each registered holder of any extension before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right to extend the exchange offer, delay accepting any tendered old notes or, if any of the conditions described below under the heading “—Conditions” have not been satisfied, to terminate the exchange offer. We also reserve the right to amend the terms of the exchange offer in any manner. We will give written notice of such delay, extension, termination or amendment to the exchange agent.

If we amend the exchange offer in a manner that we consider material, we will disclose such amendment by means of a prospectus supplement, and we will extend the exchange offer for a period of five to ten business days.

Any extension, delay, termination, waiver or amendment of the exchange offer will be followed as promptly as practicable by public announcement thereof by the making of a release through an appropriate news agency, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

If we delay accepting any old notes or terminate the exchange offer, we promptly will pay the consideration offered, or return any old notes deposited, pursuant to the exchange offer as required by Rule 14e-1(c) under the Exchange Act.

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or issue any exchange notes for, any old notes, and may terminate or amend the exchange offer before the acceptance of the old notes, if:

•	we determine that the exchange offer violates any law, statute, rule, regulation or interpretation by the staff of the SEC or any order of any governmental agency or court of competent jurisdiction; or

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the exchange offer which, in our judgment, could reasonably be expected to impair our ability to proceed with the exchange offer.

The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion in whole or in part at any time and from time to time prior to the expiration date. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of such right, and such right shall be considered an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at any time any stop order is threatened or issued with respect to the registration statement for the exchange offer and the exchange notes or the qualification of the indenture under the Trust Indenture Act of 1939. In any such event, we must use commercially reasonable efforts to obtain the withdrawal of any stop order as soon as practicable.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us the representations described under “—Eligibility; Transferability” and “Plan of Distribution.”

Procedures for Tendering

We have forwarded to you, along with this prospectus, a letter of transmittal relating to this exchange offer. A holder need not submit a letter of transmittal if the holder tenders old notes in accordance with the procedures mandated by DTC’s ATOP. To tender old notes without submitting a letter of transmittal, the electronic instructions sent to DTC and transmitted to the exchange agent must contain your acknowledgment of receipt of and your agreement to be bound by and to make all of the representations contained in the letter of transmittal. In all other cases, a letter of transmittal must be manually executed and delivered as described in this prospectus.

Only a holder of record of old notes may tender old notes in the exchange offer. To tender in the exchange offer, a holder must comply with all applicable procedures of DTC and either:

•	complete, sign and date the letter of transmittal, have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires and deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	in lieu of delivering a letter of transmittal, instruct DTC to transmit on behalf of the holder a computer-generated message to the exchange agent in which the holder of the old notes acknowledges and agrees to be bound by the terms of the letter of transmittal, which computer-generated message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

In addition, either:

•	the exchange agent must receive the old notes along with the letter of transmittal;

•	with respect to the old notes, the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

For old notes to be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” before expiration of the exchange offer.

The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. Only a registered holder of old notes may tender the old notes in the exchange offer. If a holder completing a letter of transmittal tenders less than all of the old notes held by this holder, this tendering holder should fill in the applicable box of the letter of transmittal. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at the election and sole risk of the holder. Instead of delivery by mail, you should use an overnight delivery service. In all cases, you should allow for sufficient time to ensure delivery to the exchange agent before the expiration of the exchange offer. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you. You should not send any note, letter of transmittal or other required document to us.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in the owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

If the applicable letter of transmittal is signed by the record holder(s) of the old notes tendered, the signature must correspond with the name(s) written on the face of the old notes without alteration, enlargement or any change whatsoever. If the applicable letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the old notes.

A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution. Eligible guarantor institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes, and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of the tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until those defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In all cases, we will issue exchange notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	the old notes or a timely book-entry confirmation that the old notes have been transferred into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Holders should receive copies of the applicable letter of transmittal with the prospectus. A holder may obtain copies of the applicable letter of transmittal for the old notes from the exchange agent at its offices listed under “—Exchange Agent.”

By signing the letter of transmittal, or causing DTC to transmit an agent’s message to the exchange agent, each tendering holder of old notes will, among other things, make the representations in the letter of transmittal described under “—Eligibility; Transferability.”

DTC Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer within three business days after the date of this prospectus.

With respect to the old notes, the exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may utilize the DTC ATOP procedures to tender old notes.

With respect to the old notes, any participant in DTC may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account in accordance with DTC’s ATOP procedures for transfer.

However, the exchange for the old notes so tendered will only be made after a book-entry confirmation of such book-entry transfer of old notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering old notes that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

Guaranteed Delivery Procedures

Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures described above before expiration of the exchange offer may tender if:

•	the tender is made through an eligible guarantor institution, which is defined above under “—Procedures for Tendering”;

•	before expiration of the exchange offer, the exchange agent receives from the eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or a properly transmitted agent’s message and notice of guaranteed delivery, in each case:

•	setting forth the name and address of the holder and the registered number(s) and the principal amount of old notes tendered;

•	stating that the tender is being made by guaranteed delivery; and

•	guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, together with the old notes or a book-entry transfer confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, as well as all tendered old notes in proper form for transfer or a book-entry transfer confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time before expiration of the exchange offer.

For a withdrawal to be effective, the exchange agent must receive a computer-generated notice of withdrawal transmitted by DTC on behalf of the holder in accordance with the standard operating procedures of DTC, or a written notice of withdrawal, which may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under “—Exchange Agent.”

Any notice of withdrawal must:

•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn (including the certificate number(s) of the outstanding notes physically delivered) and principal amount of such notes, or, in the case of notes transferred by book-entry transfer, the name of the account at DTC; and

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, with any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the old notes register the transfer of such old notes into the name of the person withdrawing the tender.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC, according to the procedures described above, those old notes will be credited to an account maintained with DTC for old notes, promptly after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described under “—Procedures for Tendering” above at any time before expiration of the exchange offer.

A holder may provide notice of withdrawal to the exchange agent at its offices listed under “—Exchange Agent.”

Exchange Agent

U.S. Bank National Association has been appointed as exchange agent for the exchange offer. We only accept hard copies of the letter of transmittal or presentations via ATOP through DTC.

By Mail: U.S. Bank National Association Attn: Corporate Actions 111 Fillmore Avenue St. Paul, MN 55107-1402	By Registered, Certified or Express Mail or by Overnight Courier: U.S. Bank National Association Attn: Corporate Actions 111 Fillmore Avenue St. Paul, MN 55107-1402

By Facsimile (for Eligible Institutions Only for Guarantee of Delivery Only) U.S. Bank National Association Facsimile: (651) 466-7367 Confirm By Telephone: (800) 934-6802

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SHOWN ABOVE OR TRANSMISSION VIA FACSIMILE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. However, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We may, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer, including the following:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	our accounting and legal fees; and

•	our printing and mailing costs.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes for exchange notes in the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes so exchanged;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes for exchange notes in the exchange offer.

If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Accounting Treatment

We will record the exchange notes at the same carrying value as the old notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon completion of the exchange offer.

Consequences of Failure to Tender

All untendered old notes will remain subject to the restrictions on transfer provided for in the old notes and in the indenture. Generally, the old notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, such old notes may be resold only:

•	to us (upon redemption thereof or otherwise);

•	pursuant to a registration statement which has been declared effective under the Securities Act;

•	for so long as the old notes are eligible for resale pursuant to Rule l44A, to a person the holder of the old notes and any person acting on its behalf reasonably believes is a “qualified institutional buyer” as defined in Rule l44A, that purchases for its own account or for the account of another qualified institutional buyer, in each case to whom notice is given that the transfer is being made in reliance on Rule l44A;

•	for so long as the old notes are eligible for resale pursuant to Regulation S of the Securities Act, in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S, in each case if notice is given to purchasers that the transfer is being made in reliance on Regulation S; or

•	pursuant to any other available exemption from the registration requirements of the Securities Act (in which case we and the trustee shall have the right to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to us and the trustee), in each case subject to compliance with any applicable foreign, state or other securities laws.

Upon completion of the exchange offer, due to the restrictions on transfer of the old notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for old notes will be relatively less liquid than the market for exchange notes. Consequently, holders of old notes who do not participate in the exchange offer could experience significant diminution in the value of their old notes, compared to the value of the exchange notes. The holders of old notes not tendered will have no further registration rights, except that, under limited circumstances, we may be required to file a shelf registration statement for a continuous offer of old notes.

Governing Law

The indenture, the exchange notes and old notes are governed by, and construed in accordance with, the laws of the State of New York.

Information Regarding the Registration Rights Agreement

As noted above, we are effecting the exchange offer to comply with the registration rights agreement. The registration rights agreement requires us to:

•	file a registration statement on an appropriate registration form with respect to registered offers to exchange the old notes for exchange notes;

•	use commercially reasonable efforts to cause the registration statement to be declared effective under the Securities Act; and

•	use commercially reasonable efforts to cause to become effective a shelf registration statement relating to resales of the old notes under certain circumstances and to keep that shelf registration statement effective until the third anniversary of the issue date, or such shorter period that will terminate when all notes covered by the shelf registration statement cease to be “registrable securities” as defined in the registration rights agreement.

The requirements described in the first two bullets above under the registration rights agreement will be satisfied when we complete the exchange offer.

In the event that (i) the exchange offer is not completed on or prior to the 365th day after the issue date, (2) if a shelf registration statement is required and is not declared effective on or prior to the 365th day after the issue date or 90 days after a shelf registration demand is delivered, whichever is later, or (3) if applicable, a shelf registration statement covering resales of the old notes has been declared effective and such shelf registration statement ceases to be effective or the prospectus contained therein ceases to be usable (a) on more than two occasions of at least 15 consecutive days in any 12-month period during the required effectiveness period or (b) at any time in any 12-month period during the required effectiveness period and such failure to remain effective or be usable exists for more than 30 days (whether or not consecutive), then additional interest shall accrue on the principal amount of the old notes that are “registrable securities” at a rate of 0.25% per annum for the first 90-day period and an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue (provided that the rate at which such additional interest accrues may in no event exceed 1.00% per annum), until the exchange offers are completed or the shelf registration statement is declared effective or the prospectus again becomes usable, as applicable, or such old notes cease to be “registrable securities.”

Under the registration rights agreement, we have also agreed to keep the registration statement for the exchange offer effective for 20 business days (or longer, if required by applicable law) after the date on which notice of the exchange offer is mailed to holders.

Our obligations to register the exchange notes will terminate upon the completion of the exchange offer. However, under certain circumstances specified in the registration rights agreement, we may be required to file a shelf registration agreement for a continuous offer in connection with the old notes.

Certain U.S. Federal Income Tax Considerations

The following is a general discussion of certain material U.S. federal income tax considerations relating to the exchange of old notes for exchange notes in the exchange offer, but does not purport to be a complete analysis of all the potential tax considerations. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder, judicial interpretations thereof and administrative rulings and published positions of the Internal Revenue Service (the “IRS”), each as in effect as of the date hereof. These authorities are subject to change, possibly on a retroactive basis, and any such change could affect the accuracy of the statements and conclusions set forth herein. We have not sought and will not seek any rulings from the IRS with respect to the statements made and the conclusions reached in the following discussion, and accordingly, there can be no assurance that the IRS will not successfully challenge the tax consequences described below.

This discussion only applies to holders that are beneficial owners of old notes that purchased old notes in the initial offering at their original “issue price” (the first price at which a substantial amount of the notes is sold for cash (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers)) for cash and that hold such old notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address the tax considerations that may be relevant to subsequent purchasers of old notes or exchange notes. This discussion does not purport to address all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their particular circumstances or status or that may be relevant to holders subject to special rules under the U.S. federal income tax laws (including, for example, financial institutions, broker-dealers, traders in securities that elect mark-to-market tax treatment, insurance companies, entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes, United States expatriates, tax-exempt organizations, persons liable for the alternative minimum tax, U.S. holders that have a functional currency other than the United States dollar, “controlled foreign corporations,” “passive foreign investment companies” or persons who hold old notes as part of a straddle, hedge, conversion or other risk reduction transaction or integrated investment). This discussion does not address any state, local or foreign income tax consequences, nor does it address any U.S. federal tax considerations other than those pertaining to the income tax. In addition, this discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds old notes, the tax treatment of a person treated as a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding old notes should consult their tax advisors regarding the tax consequences to them of exchanging old notes for exchange notes in the exchange offer.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE EXCHANGE OF THE OLD NOTES FOR EXCHANGE NOTES IN THE EXCHANGE OFFER. YOU ARE ADVISED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF EXCHANGING THE OLD NOTES FOR EXCHANGE NOTES IN THE EXCHANGE OFFER AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE, GIFT OR ALTERNATIVE MINIMUM TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Exchange Offer

The exchange of old notes for exchange notes in the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, you will not recognize gain or loss upon the receipt of exchange notes in the exchange offer, your basis in the exchange notes received in the exchange offer will be the same as your basis in the old notes surrendered in exchange therefor immediately before the exchange, and your holding period in the exchange notes will include your holding period in the old notes surrendered in exchange therefor.

Plan of Distribution

Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as amended or supplemented, available to any broker-dealer upon request for use in connection with any such resale until 180 days after the expiration date of the exchange offer.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to this exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Pursuant to the registration rights agreement, we have agreed to pay certain expenses incident to this exchange offer and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Legal Matters

The validity of the exchange notes and guarantees offered hereby have been passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York, in respect of the laws of the State of New York. In rendering its opinion, Wachtell, Lipton, Rosen & Katz has relied upon the opinion of Calfee, Halter & Griswold LLP as to all matters governed by the laws of the State of Ohio and the opinion of Potter Anderson  & Corroon LLP as to all matters governed by the laws of the State of Delaware.

Experts

The consolidated financial statements of The J. M. Smucker Company for the year ended April 30, 2015 included in The J. M. Smucker Company’s 2015 Annual Report to Shareholders and incorporated by reference in The J. M. Smucker Company’s Annual Report on Form 10-K for the year ended April 30, 2015 and the effectiveness of The J. M. Smucker Company’s internal control over financial reporting as of April 30, 2015 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included and incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are, and audited consolidated financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon such reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Blue Acquisition Group, Inc. as of April 27, 2014 and April 28, 2013 and for the fiscal years ended April 27, 2014, April 28, 2013, and April 29, 2012, incorporated by reference in this prospectus from the Form 8-K/A filed by the Company on August 19, 2015 have been audited by KPMG LLP, independent auditors, as stated in their report which is incorporated herein by reference.

The J. M. Smucker Company

Offer to Exchange

1.750% Notes due 2018

Registered under the Securities Act

for

A Like Principal Amount Of Outstanding 1.750% Notes Due 2018

2.500% Notes due 2020

Registered under the Securities Act

for

A Like Principal Amount Of Outstanding 2.500% Notes Due 2020

3.000% Notes due 2022

Registered under the Securities Act

for

A Like Principal Amount Of Outstanding 3.000% Notes Due 2022

3.500% Notes Due 2025

Registered under the Securities Act

for

A Like Principal Amount Of Outstanding 3.500% Notes Due 2025

4.250% Notes due 2035

Registered under the Securities Act

for

A Like Principal Amount Of Outstanding 4.250% Notes Due 2035

4.375% Notes due 2045

Registered under the Securities Act

for

A Like Principal Amount Of Outstanding 4.375% Notes Due 2045

PROSPECTUS

August 24, 2015